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EXHIBIT 2

        The audited Consolidated Financial Statements for the fiscal year ended December 31, 2004 and the accompanying Management's Discussion and Analysis of Falconbridge Limited, appearing on pages 59 to 86 and pages 24 to 58, respectively, of the Falconbridge Limited 2004 Annual Report, which are incorporated by reference into the Annual Information Form of Falconbridge Limited as well as the Summary of Mineral Reserves and Mineral Resources appearing on pages 22 and 23 of the Falconbridge Limited 2004 Annual Report, which summary is referred to in the Management's Discussion and Analysis of Falconbridge Limited.

Summary of Mineral Reserves and Mineral Resources1

MINERAL RESERVES

	Operation	Percentage Ownership	Category	Thousand Tonnes	% Nickel	% Copper	% Zinc	g/t Silver
Nickel Deposits	Sudbury	100%	Proven	4,554	1.32	1.59	—	—
			Probable	7,310	1.12	1.17	—	—
			Total	11,864	1.20	1.33	—	—

	Raglan	100%	Proven	6,270	2.63	0.74	—	—
			Probable	9,382	2.95	0.81	—	—
			Total	15,652	2.82	0.78	—	—

	Montcalm	100%	Proven	3,162	1.56	0.75	—	—
			Probable	1,724	1.44	0.70	—	—
			Total	4,886	1.51	0.73	—	—

	Falcondo[2]	85.26%	Proven	47,846	1.21	—	—	—
			Probable	9,557	1.20	—	—	—
			Total	57,403	1.21	—	—	—

Copper Deposits	Kidd Creek	100%	Proven	14,286	—	1.91	5.64	62
			Probable	3,780	—	1.35	7.52	47
			Total	18,066	—	1.80	6.03	58

	Lomas Bayas	100%	Proven	41,180	—	0.40	—	—
			Probable	301,521	—	0.33	—	—
			Total	342,701	—	0.34	—	—

	Collahuasi[2]	44%	Proven	310,503	—	1.09	—	—
			Probable	1,539,102	—	0.87	—	—
			Total	1,849,605	—	0.90	—	—

MINERAL RESOURCES (IN ADDITION TO MINERAL RESERVES)

Nickel Deposits	Sudbury	100%	Measured	4,000	1.77	0.63	—	—
			Indicated	17,770	2.36	1.04	—	—
			Total	21,770	2.25	0.97	—	—
			Inferred	29,700	1.8	2.6	—	—

	Raglan	100%	Measured	55	3.93	1.11	—	—
			Indicated	3,710	2.19	0.73	—	—
			Total	3,765	2.22	0.74	—	—
			Inferred	5,200	2.9	0.8	—	—

	Montcalm	100%	Measured	—	—	—	—	—
			Indicated	—	—	—	—	—
			Total	—	—	—	—	—
			Inferred	700	1.7	0.7	—	—

	Falcondo[2]	85.26%	Measured	—	—	—	—	—
			Indicated	13,840	1.53	—	—	—
			Total	13,840	1.53	—	—	—
			Inferred	6,400	1.4	—	—	—

Copper Deposits	Kidd Creek	100%	Measured	310	—	1.32	6.08	43
			Indicated	78	—	2.82	8.54	52
			Total	388	—	1.62	6.57	45
			Inferred	15,300	—	3.0	4.6	82

	Lomas Bayas	100%	Measured	5,253	—	0.28	—	—
			Indicated	239,736	—	0.27	—	—
			Total	244,989	—	0.27	—	—
			Inferred	42,000	—	0.3	—	—

	Collahuasi[2]	44%	Measured	50,795	—	0.55	—	—
			Indicated	430,031	—	0.65	—	—
			Total	480,826	—	0.64	—	—
			Inferred	1,820,000	—	0.8	—	—

1.
The mineral reserve and resource estimates are prepared in accordance with the "CIM Definition Standards On Mineral Resources and Mineral Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines", adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project.

2.
The mineral reserves and resources at Collahuasi and Falcondo are shown on a 100% basis.

  There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

  The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.

  The mineral reserve and mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist.

  The mineral reserves and resources at Collahuasi are estimated and provided by the operator of the joint venture based on a copper price of US$0.95/lb. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

Financial Section

IN 2004, FALCONBRIDGE BENEFITED FROM IMPROVING FUNDAMENTALS FOR NICKEL, COPPER AND COBALT. IN 2005 AND BEYOND, THE COMPANY WILL CONTINUE ITS DRIVE TO MAXIMIZE PRODUCTION AT EXISTING OPERATIONS, GROW PROFITABLY WITH TIMELY AND JUDICIOUS INVESTMENTS, AND MAINTAIN A STRONG FINANCIAL POSITION.

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS	24
OVERVIEW	24
OVERALL PERFORMANCE	26
RESULTS OF OPERATIONS	27
NICKEL OPERATIONS	28
COPPER OPERATIONS	32
CORPORATE AND OTHER	36
BUSINESS DEVELOPMENT	36
EXPLORATION	39
ENERGY	40
SUSTAINABLE DEVELOPMENT	40
SELECTED FINANCIAL DATA	40
SUMMARY OF QUARTERLY RESULTS	41
LIQUIDITY AND CAPITAL RESOURCES	41
SIGNIFICANT FUTURE OBLIGATIONS	42
OFF-BALANCE SHEET ARRANGEMENTS	43
TRANSACTIONS WITH RELATED PARTIES	43
PROPOSED TRANSACTIONS	43
FOURTH QUARTER RESULTS OVERVIEW	43
CRITICAL ACCOUNTING ESTIMATES	44
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	46
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	48
RECONCILIATION OF FINANCIAL MEASURES	50
OUTSTANDING SHARE DATA	52
MARKETS	52
MARKET OUTLOOK	53
TRENDS, RISKS AND UNCERTAINTIES	54
ACCOUNTING RESPONSIBILITIES, PROCEDURES AND POLICIES	59
AUDITORS' REPORT	60
CONSOLIDATED FINANCIAL STATEMENTS	61
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	65
FIVE-YEAR REVIEW (UNAUDITED)	87
CONSOLIDATED RESULTS — 2004 AND 2003 BY QUARTERS (UNAUDITED)	88

Forward-looking Statements

This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations. For additional information regarding these factors, please see "Trends, Risks and Uncertainties" on page 54.

Falconbridge's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's audited Consolidated Financial Statements for the year ended December 31, 2003 have been restated to reflect the adoption of the new Canadian Institute of Chartered Accountants (CICA) standard to account for Asset Retirement Obligations (ARO). Comparative numbers in the Management's Discussion and Analysis have also been restated to reflect this change in accounting. Effective July 1, 2003, Falconbridge's functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

In the following discussion and analysis, Falconbridge uses "net debt", "net debt plus equity" and "operating cash costs" which are non-GAAP financial measures. The most directly comparable GAAP financial measures are "total debt", "total debt plus equity" and "operating costs", respectively. Reconciliations of these non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP may be found on pages 50 to 52.

Information contained in this discussion is given as of January 31, 2005, unless otherwise indicated.

Management's Discussion and Analysis

FALCONBRIDGE HAD A RECORD YEAR IN 2004, CAPITALIZING ON A BUOYANT METALS MARKET AND ACHIEVING OR EXCEEDING MOST PRODUCTION TARGETS. EARNINGS FOR 2004 WERE $672 MILLION, AN INCREASE OF 252% FROM $191 MILLION IN 2003. CASH GENERATED FROM OPERATING ACTIVITIES BEFORE WORKING CAPITAL CHANGES TOTALED $1,067 MILLION IN 2004, COMPARED TO $445 MILLION FOR 2003.

OVERVIEW

        Falconbridge is an international mining company engaged in the exploration, development, mining, processing and marketing of metals and minerals, with primary focus on nickel and copper.

        Falconbridge is also engaged in the custom feed business through the acquisition, processing and recycling of third-party materials. Falconbridge believes that it is the third-largest producer of refined nickel and the twelfth-largest copper producer in the world.

Products and Marketing

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other of its products internationally through marketing and sales offices in the United States, Belgium and Japan. Noranda Inc. acts as sales agent for all products from the Kidd Creek operations. Falconbridge markets copper concentrate and cathode from the Chilean operations through a marketing group in Santiago, Chile to customers around the world.

Mining and Processing Operations

        Falconbridge has mining and mineral processing facilities in Canada (Sudbury, Raglan, Montcalm and Kidd Creek operations), Norway (Nikkelverk), the Dominican Republic (Falconbridge Dominicana, C. por A. (Falcondo)) and Chile (Compañía Minera Doña Inés de Collahuasi S.C.M. (Collahuasi) and Compañía Minera Falconbridge Lomas Bayas (Lomas Bayas)).

        These activities are conducted through six segments — the Integrated Nickel Operations (INO), Falcondo, Kidd Creek, Collahuasi, Lomas Bayas and Corporate.

  •
  The INO encompasses all operations engaged in the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from Sudbury, Raglan and Montcalm nickel-copper ores and its custom feed business.

  •
  Falcondo mines, mills, smelts and refines its own nickel laterite ores.

  •
  Kidd Creek mines, mills, smelts and refines its own copper-zinc ores from Kidd Mine and processes Sudbury copper concentrate and custom feed materials. Beginning in the fourth quarter of 2004, Kidd Creek began milling Montcalm nickel-copper ore.

  •
  Collahuasi mines and mills its sulphide ores into concentrate and mines and leaches copper oxide ores to produce copper cathode. Falconbridge owns 44% of Collahuasi.

  •
  Lomas Bayas mines and refines its own copper ores.

  •
  The Corporate segment accounts for the following expenditures: general and administrative, exploration, research and process development, foreign exchange gains and losses, and other expenses/(income) items.

Exploration Activities

        The Falconbridge exploration team conducts worldwide exploration focused primarily on nickel and platinum group metals. Its mandate is to discover and delineate mineral resources that ultimately merit the Board of Directors' approval to proceed to development and production. The team targets mineral resources of strategic size, in locations with acceptable country risk, with after-tax rates of return on investment of at least 15% and operating costs below the industry mid-point. Its goal is to conduct safe and environmentally responsible exploration utilizing the latest technological advances in exploration methodology to improve efficiency and the likelihood of success.

        Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused activity and to share cost and risk.

Business Development

        The business development function plays a critical role in several aspects of the Company's management. First, it works in tandem with the various business units, exploration group and project development teams to plan, coordinate and implement long-term strategies to replace the reserves that are depleted in the normal course of mining operations and to grow the business throughout the cycle. Business development regularly evaluates opportunities for growth. These objectives are achieved by, amongst other things, evaluating potential acquisitions of mining properties or assets, investing in junior mining companies, partnering with other companies to develop growth opportunities, developing long-term strategic, commercial relationships or examining potential brownfield expansions within the Company's existing asset base. Furthermore, the Company focuses on the development of long-term relationships, which increases the potential for identifying growth opportunities. The Company also focuses on growth opportunities that create additional synergies with its existing asset base.

Safety and Health

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the Board of Directors. Safety and health policies are in place at all Falconbridge operations and safety responsibilities are part of all job descriptions, job procedures and performance reviews.

Sustainable Development

        Falconbridge is a strong proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Company's Sustainable Development Policy. See further discussion on page 40.

Focus, Objectives and Business Strategy

        Falconbridge is focused on the production of nickel and copper, two metals that continue to have positive long-term fundamentals and near-term outlooks. Both of these metals have competitive attributes which have led to diversified usage in the world's economy and have had an average annual long-term consumption growth rate of over 4% for nickel and 3% for copper. Falconbridge has a unique position in these markets as one of the world's largest producers of both metals, as well as substantial operational, technical, exploration and development experience. In addition, the Company has the potential to increase its production as a result of the development of a number of new projects.

        Falconbridge's objective is to increase returns to shareholders as measured by returns on net assets and on shareholders' equity. To achieve this goal, Falconbridge's business strategy is to continuously improve operating efficiencies to reduce costs, obtain maximum returns on existing assets and acquire, develop and mine high quality ore reserves. The Company believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

Nature of Business and Markets

        Falconbridge's business is international and, in essence, is the production and marketing of a commodity and the treatment of custom feed material. As a result, profitability and cash flows from operations are determined primarily by the price of the metals sold and the Company's ability to produce at a low cost.

Price and Markets

        Historically, the Company has experienced and expects to continue to be subject to volatile prices, which are influenced primarily by the world supply-demand balance for products and services, and related factors such as speculative activities, production activities by competitors, political and economic conditions, as well as production costs in major producing regions. Since the Company's products are marketed in all major geographical markets, the realized price for metals is also influenced by regional supply-demand factors, the availability and price of secondary or metal containing scrap material, and other substitute commodity products. Falconbridge generally accepts market prices and does not hedge the price it realizes on the sale of its own production.

        A detailed analysis of relevant metal markets is discussed on page 52 — Markets.

Production Costs

        The other primary determinant of profitability and cash flow from operations is the Company's ability to produce at a low cost. Production costs are largely influenced by ore grades, mine planning, processes technology and the by-product credit revenues.

Business Risks

        The primary risks facing Falconbridge are:

  •
  Changes in metal prices

  •
  Reliance on third-party feed

  •
  Mining and processing risks

  •
  Environmental risks

  •
  Labour relations

  •
  Uncertainty of reserve and production estimates

  •
  Exchange rate fluctuations

  •
  Interest rate and counter-party risks

  •
  Energy supply and prices

  •
  Foreign operations

  •
  Treatment and refining charges

  •
  Legal proceedings

        The nature, implications and tools used to manage these risks are discussed fully starting on page 54 — Trends, Risks and Uncertainties.

Capital

        Falconbridge's business is capital intensive with significant costs involved in exploration activities, and the development of mining and metallurgical facilities. As such, securing low-cost capital is instrumental in profitability.

        Historically, Falconbridge has sourced capital from common and preferred equity markets, public debt markets and bank debt.

OVERALL PERFORMANCE

Earnings, Cash Flows and Financial Condition

        Falconbridge had a record year in 2004, capitalizing on a buoyant metals commodity market and achieving or exceeding most production targets. Earnings for 2004 were $672 million or $3.71 of basic earnings per common share ($3.69 per share on a diluted basis), an increase of 252% from $191 million or $1.03 of basic earnings per common share reported at the end of 2003. Operating income in 2004 was $969 million, compared to $301 million for 2003. Cash generated from operating activities before working capital changes totaled $1,067 million, compared to $445 million for 2003. All of these increases reflect higher average realized nickel, copper and zinc prices, which increased 45%, 61% and 24%, respectively, over the same period in 2003, and higher copper sales volumes, offset in part by lower nickel sales volumes and the impact of the stronger Canadian dollar, which when compared to the U.S. dollar was up 8% compared to the 2003 average.

        There are many factors that influence the price received for commodities (see Markets discussion on page 52). Growing worldwide industrial production and continued strong growth from China has increased demand for metals. Falling inventories, combined with little new additional supply have been the catalyst for the rising metal prices.

        The Company's balance sheet improved in 2004, as the ratio of net debt to net debt plus equity improved to 24% from 27% at September 30, 2004 and from 37% at December 31, 2003. Cash and cash equivalents were $645 million at December 31, 2004. Falconbridge believes that although metal prices will be volatile, they remain fundamentally strong; therefore its balance sheet should continue to improve and that cash flows will be sufficient to cover all of its obligations for 2005.

Consolidated Statement of Earnings

(AUDITED — $ MILLIONS, EXCEPT PER SHARE DATA)

Years ended December 31	2004	2003
		Restated
Revenues	$3,070	$2,083

Operating expenses
Costs of sales
Costs of metal and other product sales	1,682	1,413
Depreciation and amortization of property, plant and equipment	274	249

	1,956	1,662
Selling, general and administrative	108	86
Exploration	20	23
Research and process development	12	13
Other expenses/(income)	5	(2)

	2,101	1,782

Operating income	969	301

Interest	37	43

Earnings before taxes and non-controlling interest	932	258
Income and mining taxes	248	63
Non-controlling interest in earnings of subsidiary	12	4

Earnings for the year	$672	$191
Dividends on preferred shares	7	9

Earnings attributable to common shares	$665	$182

Basic earnings per common share	$3.71	$1.03
Diluted earnings per common share	$3.69	$1.02

RESULTS OF OPERATIONS

        The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $3,070 million increased from $2,083 million in 2003. The increase reflects higher average realized prices of nickel, copper, zinc and silver, higher precious metal revenues from the Integrated Nickel Operations and higher volumes of copper and zinc sales. This was partially offset by lower sales volumes of nickel and silver.

  •
  Costs of metal and other product sales of $1,682 million increased by $269 million over 2003. The increase reflects higher mining costs, higher acquisition costs for custom feed, the impact of a stronger Canadian dollar and Chilean peso relative to the U.S. dollar, and higher copper and zinc sales volumes. This was partially offset by lower sales volumes of nickel and silver.

  •
  Depreciation and amortization of property, plant and equipment of $274 million increased from $249 million in 2003. The increase of $25 million is attributable to higher units of production and larger asset bases at Canadian and Chilean operations.

  •
  Selling, general and administrative costs increased to $108 million from $86 million in 2003, primarily as a result of the impact of the stronger Canadian dollar in 2004 versus 2003, and higher freight costs. Direct selling expenses were higher at Chile and Kidd in 2004, over 2003.

  •
  Exploration expenditures of $20 million decreased from $23 million in 2003. This decrease is attributable to the increased sharing of exploration costs with joint-venture partners, offset in part by the impact of a weaker U.S. dollar.

  •
  Research and process development expenditures of $12 million decreased marginally by $1 million over the corresponding period of 2003.

  •
  Other expenses of $5 million in 2004 compared with other income of $2 million in 2003. The $7 million change is primarily attributable to the following: metals trading generated $2 million of losses in 2004 compared to gains of $11 million in 2003. This was offset in part by the recognition of $5 million of net interest income on interest rate swaps not eligible for hedge accounting and $2 million in gains on energy positions not eligible for hedge accounting.

        Income and expenses were provided from the following non-operating sources:

  •
  Net interest expense was $37 million in 2004, compared to $43 million in 2003. This decrease is attributable to higher capitalized interest related to projects and increased interest income due to higher cash balances.

  •
  Income and mining tax expense of $248 million in 2004 compared to an expense of $63 million in 2003. This $185 million increase resulted primarily from higher levels of earnings in 2004.

  •
  Non-controlling interest in earnings of subsidiary increased by $8 million, reflecting higher earnings at Falcondo.

Earnings by Segment

        The following table summarizes audited segmented results of operations:

(AUDITED — $ MILLIONS)

Years ended December 31	2004	2003
		Restated
Principal operations —
Integrated Nickel Operations (INO)	$442	$224
Falconbridge Dominicana, C. por A.	181	59

Nickel Operations	623	283

Kidd Creek Operations	(45)	(68)
Collahuasi	361	115
Lomas Bayas	95	32

Copper Operations	411	79

Corporate costs	65	61

Operating income	969	301
Interest	37	43
Income and mining taxes	248	63
Non-controlling interest in earnings of subsidiary	12	4

Earnings for the year	$672	$191
Dividends on preferred shares	7	9

Earnings attributable to common shares	$665	$182

NICKEL OPERATIONS

        Falconbridge is the third-largest producer of refined nickel in the world, accounting for roughly 8% of world supply in 2004.

        For 2004, operating income for the nickel business was $623 million, compared to $283 million for the same period in 2003. Refined nickel production was 100,887 tonnes in 2004, compared to 104,410 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge was $2.93 in 2004, compared with $2.78 in 2003.

        Falconbridge has two nickel divisions. The INO produces London Metals Exchange (LME)-registered nickel and Falcondo produces ferronickel.

Integrated Nickel Operations (INO)

        The INO includes mines and plants at Sudbury, Raglan and Montcalm in Canada, a smelter in Sudbury, a refinery at Kristiansand in Norway and a significant custom feed business.

        The following table sets forth certain unaudited financial data with respect to Falconbridge's Integrated Nickel Operations for the years indicated.

Years ended December 31	2004	2003	2002
Sales (tonnes)
Nickel	71,374	78,978	71,153
Copper	51,057	59,208	54,495
Cobalt	3,648	3,401	2,932
Revenues ($ millions)	1,429	1,046	692
Realized price ($/lb. of nickel)	6.40	4.40	3.14
Operating cash cost ($/lb. of nickel)	2.57	2.64	1.96
Operating income ($ millions)	442	224	86

        Revenues:    In 2004, sales volumes of nickel and copper decreased by 10% and 14%, respectively, as a result of lower metal deliveries resulting from the strike at Sudbury operations and reductions from custom shippers. Cobalt sales increased 7% from 2003 levels due to increases in production related to custom feeds. Realized nickel, copper and cobalt prices increased by 45%, 59% and 139%, respectively, in 2004. Precious metals revenues increased by $12 million to $99 million. In 2004, consolidated revenues for the INO increased 37%, to $1,429 million from $1,046 million in 2003.

        Costs:    In 2004, the operating cash cost of producing a pound of nickel from INO mines was $2.57. The $0.07, or 3%, decrease from 2003 costs was the result of increased mine production and higher by-product credits due to the increase in metal prices, which offset lower ore grades and increased costs to access the ore at Canadian operations due in part to the stronger Canadian dollar.

        Operating Income:    For 2004, the INO's operating income was $442 million compared with $224 million for 2003. The $218 million increase was mainly due to higher metal prices, lower unit costs, and lower depreciation and amortization charges, which were partially offset by lower sales volumes for nickel and copper and increased administrative charges, again caused in part by the strengthening of the Canadian dollar.

        Production:    During 2004, Sudbury mines nickel production was 22,602 tonnes, compared with 24,143 tonnes in 2003. The shortfall in nickel production was attributable to the three-week labour strike in the first quarter of 2004, which reduced the annual production by 3,500 tonnes. For 2005, nickel in concentrate production at Sudbury is forecast at 22,500 tonnes.

        For 2004, Raglan's nickel in concentrate production was a record 26,552 tonnes and copper production was 6,867 tonnes, compared with 25,110 tonnes of nickel and 6,628 tonnes of copper in 2003 as increased ore tonnages offset the impact of lower ore grades. For 2005, nickel in concentrate production at Raglan is forecast to decline to 20,700 tonnes due to anticipated lower nickel grades and lower mill throughput resulting from a two-week shutdown for the conversion from an autogenous grinding mill to a semi-autogenous grinding mill.

        Sudbury smelter production of nickel in matte was 52,595 tonnes in 2004, compared with 59,831 tonnes in 2003, largely as a result of the strike at Sudbury and lower concentrate grades.

        At Nikkelverk, 2004 nickel production of 71,410 tonnes was lower than the 77,183 tonnes produced in 2003 due to lower shipments of material from Sudbury during the labour disruption. During the year, Nikkelverk achieved record cobalt production of 4,670 tonnes. For 2005, refined nickel and copper production forecasts at Nikkelverk are 85,000 tonnes and 37,000 tonnes, respectively. This nickel production forecast reflects expected higher volumes of available feed primarily as a result of the newly-constructed Montcalm mine.

INO Production and Sales

        The following table sets forth certain segmented sales and production data with respect to Falconbridge's Integrated Nickel Operations for the periods indicated.

Integrated Nickel Operations

	2004			2003
	Ore tonnes (x 1,000)	Ni %	Cu %	Ore tonnes (x 1,000)	Ni %	Cu %
Production
Sudbury — Mine
Craig	807	1.53	0.45	889	1.54	0.46
Fraser	693	1.00	2.39	686	1.05	2.99
Lindsley	462	1.14	1.24	429	1.16	1.36
Lockerby	187	1.91	0.91	225	1.88	1.15

Total mined	2,149			2,229

Total — ore processed	2,259	1.31	1.28	2,261	1.35	1.48

Raglan mine	935	3.31	0.94	834	3.47	0.99
Montcalm mine	220	1.32	0.68	—	—	—

	Ni	Cu	Co	Ni	Cu	Co
Metal in concentrate (tonnes)
Sudbury mine output	22,602	24,694	565	24,143	29,161	611
Raglan mine output	26,552	6,867	404	25,110	6,628	381
Montcalm mine output*	2,152	1,188	66	—	—	—
Metal in copper concentrate	75	17,598	—	110	21,874	—

Smelter, refinery
Smelter (tonnes)
Mines — Sudbury	18,653	5,806	427	24,687	8,139	658
— Raglan	23,849	6,331	313	28,708	7,678	463
— Montcalm*	1,828	403	50	—	—	—
Custom	8,265	5,861	1,048	6,436	4,962	1,075

Total	52,595	18,401	1,838	59,831	20,779	2,196

Refinery (tonnes)
Mines — Sudbury	19,849	6,751	421	25,351	8,862	688
— Raglan	26,248	7,523	330	27,020	6,895	437
— Montcalm*	1,131	179	30	—	—	—
Custom	24,182	21,190	3,889	24,812	20,095	3,431

Total	71,410	35,643	4,670	77,183	35,852	4,556

Sales (tonnes)
Mines — Sudbury	19,780	21,790	440	26,278	32,767	667
— Raglan	26,815	7,521	338	26,627	6,820	412
— Montcalm*	774	461	12	—	—	—
Custom	23,801	21,285	2,858	25,775	19,621	2,322
Purchased product	204	—	—	298	—	—

Total	71,374	51,057	3,648	78,978	59,208	3,401

*      Includes pre-production material

  Other Developments

        In the fourth quarter of 2004, the Board of Directors approved Phase I of the Raglan Optimization program — an expansion that will increase annual production by approximately 5,000 tonnes of nickel per year. The capital cost for Phase I is estimated at $28 million and involves the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately 1.0 million tonnes and increase the mill's ability to process harder ore. Engineering work on Phase II is underway, with changes to the grinding circuit and other concentrator equipment to further increase annual production rates being assessed.

        The development of the Montcalm nickel mine in Timmins, Ontario was completed in December 2004, under budget and two months ahead of schedule. In 2004, Montcalm produced 2,152 tonnes of nickel and reached full production by the end of the year. Beginning in 2005, production at Montcalm is expected to be 9,000 tonnes per year.

        Reserves & Exploration:    At planned operating rates, the proven and probable mineral reserves at Sudbury are equal to approximately six years of production. Production is expected to be extended as it is anticipated that a significant portion of the mineral resources will be converted to mineral reserves and will lengthen the life of the operation.

        In 2004, the Sudbury division's proven and probable mineral reserves decreased by an additional 200,000 tonnes after production of 2.0 million tonnes. The loss of reserves mainly resulted from re-estimation of stopes in Zones 6 and 7 at Fraser mine. This loss was mostly offset by gains in reserves at the Thayer Lindsley mine due to a lowering of the cut-off grade. At December 31, 2004, total proven and probable reserves were 11.9 million tonnes.

        Total mineral resources increased again in 2004, from 49.4 million to 51.5 million tonnes with additions at Nickel Rim South and Fraser Morgan. A small overall loss occurred in the mines. Approximately 1.7 million tonnes were added at Nickel Rim South in 2004. The Nickel Rim South deposit is now estimated to contain 13.4 million tonnes of 1.8% nickel, 3.3% copper, 1.8 grams/tonne platinum, 2.0 grams/tonne palladium and 0.8 grams/tonne gold. Fraser Morgan Zones 8, 9, 10 and 11 increased by 700,000 tonnes to measured and indicated resources of 4.9 million tonnes and inferred resources of 2.1 million tonnes.

        At Raglan, the mineral reserves are equal to approximately 17 years of production at current operating rates. Mineral reserves decreased by 2.0 million tonnes as a result of annual production, write-downs and reclassification to resources. At December 31, 2004, total proven and probable reserves at Raglan were 15.7 million tonnes. Mineral resources were increased by 1.8 million tonnes, primarily a result of discoveries and additions at Zone 3, Zones 5-8, West Boundary and Donaldson through exploration.

        At planned operating rates, the mineral reserves at Montcalm are equal to approximately seven years of production. Mineral reserves decreased from 5.1 million tonnes to 4.9 million tonnes due to the start of production in 2004. Inferred resources totaling 0.7 million tonnes remain as before.

Falcondo

        Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo. The following table sets forth certain unaudited financial data with respect to Falcondo for the periods indicated.

Years ended December 31	2004	2003	2002
Sales of ferronickel (tonnes)	28,936	27,133	21,446
Production (tonnes)	29,477	27,227	23,303
Revenues ($ millions)	406	252	149
Realized price ($/lb. of ferronickel)	6.37	4.20	3.16
Operating cash cost ($/lb. of ferronickel)	3.50	3.04	2.76
Operating income/(loss) ($ millions)	181	59	(1)

        Revenues:    In 2004, revenues of $406 million at Falcondo were 61% higher compared to $252 million in 2003. Revenues were positively impacted by the 7% increase in sales volumes to 28,936 tonnes, from 27,133 tonnes in 2003 and a 52% increase in the realized ferronickel price in 2004, compared to 2003.

        Costs:    In 2004, Falcondo's operating cash cost per pound of ferronickel was $3.50, compared with $3.04 in 2003. The increase in costs was largely due to the increase in the oil price and costs for extra power generation during periods of power plant maintenance. Falcondo's delivered oil costs rose from $29.42 per barrel in 2003 to $36.63 in 2004, which represents a discount to West Texas Intermediate (WTI) of $1.68 and $5.15 per barrel, respectively, due to procurement strategies and partial use of low-cost heavy oil.

        Operating Income:    Falcondo's 2004 operating income was $181 million, compared with $59 million in 2003. The $122 million higher contribution reflects a higher ferronickel selling price and increased sales volumes reduced by the impact of higher oil costs.

        Production:    For 2004, Falcondo increased production by 8% to 29,477 tonnes of nickel in ferronickel compared to 27,227 tonnes in 2003. For 2005, production at Falcondo is forecast at 28,000 tonnes.

        Reserves & Exploration:    At planned operating rates, the proven and probable mineral reserves are equal to approximately 16 years of production. The proven and probable mineral reserves at Falcondo showed a total decrease of 3.5 million tonnes after production of 3.7 million tonnes in 2004. After production, most adjustments in the proven and probable reserve categories were due to a drilling campaign on the Barmac Reject Stockpile. At December 31, 2004, total proven and probable reserves were 57.4 million tonnes.

COPPER OPERATIONS

        Falconbridge is also an important copper producer, ranking twelfth in the world in mined production during 2004. The Company's copper operations include Kidd Creek in Canada and Collahuasi and Lomas Bayas in Chile.

        Operating income of the copper business totaled $411 million in 2004, compared with $79 million in 2003. Copper production from Kidd Creek and South American operations was 308,186 tonnes in 2004, compared with 275,414 tonnes in 2003. The operating cash cost per pound of copper was $0.58 in 2004, compared with $0.53 in 2003.

Collahuasi

        Compañía Minera Doña Inés de Collahuasi S.C.M., in which Falconbridge holds a 44% interest, operates the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes. The following table sets forth certain unaudited financial data with respect to Collahuasi for the periods indicated.

Falconbridge's 44% share

Years ended December 31	2004	2003	2002
Sales of copper (tonnes)	204,636	168,147	187,524
Production (tonnes)	205,116	168,578	185,014
Revenues ($ millions)	566	275	246
Realized price ($/lb. of copper)	1.30	0.80	0.71
Operating cash cost ($/lb. of copper)	0.45	0.38	0.39
Operating income ($ millions)	361	115	83

        Revenues:    In 2004, Falconbridge's share of Collahuasi revenues was $566 million, compared to $275 million in 2003. This $291 million increase in revenue is attributable to both higher copper prices and higher sales volumes, compared with 2003.

        Costs:    In 2004, the operating cash cost was $0.45/lb. of copper compared to $0.38/lb. in 2003. This increase resulted from higher realization costs, including treatment and refining charges and freight, and the strengthening of the Chilean peso against the U.S. dollar.

        Operating Income:    In 2004, Falconbridge's share of operating income was $361 million compared with $115 million in 2003. The positive variance is mostly attributable to higher copper prices and sales volumes, partially offset by higher production costs.

        Production:    In 2004, Falconbridge's share of copper production totaled 205,116 tonnes, 22% higher than the production of 168,578 tonnes in 2003. The increase was driven by the added production that resulted from the Ujina-Rosario transition and the concentrator expansion, completed during the year. Copper production in 2005 is forecast at 220,000 tonnes.

Other Developments

        In 2004, the construction of a new grinding circuit at the Ujina concentrator and the shifting of mining operations from the Ujina to the Rosario orebody were completed ahead of schedule and under budget. This project increased Collahuasi's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day, compensating for an expected decline in ore grade and thereby enabling Collahuasi to maintain copper production at current levels. The total capital cost of the transition and concentrator expansion project was $584 million, with Falconbridge's 44% share of this cost totaling $257 million.

        Conceptual study of the second expansion of the copper concentrator is on track. This project would involve adding a grinding line similar to the last expansion and accelerating the production rate at the Rosario pit, where grades are higher than at Ujina. This expansion would potentially increase total Collahuasi copper production by 175,000 tonnes, of which Falconbridge's share would be 77,000 tonnes. First production could be expected in 2007 at the earliest.

        In the first quarter of 2005, construction of a new molybdenum flotation plant will begin at Collahuasi. Mining operations have now shifted to the Rosario orebody, which contains economic molybdenum grades at the top of the mine, with increasing molybdenum grades as the orebody deepens. The new molybdenum plant will enable Collahuasi to capture the value of the molybdenum in the ore, and take advantage of high molybdenum prices, which are currently over $30/lb. The plant's average capacity will be 12,000 tonnes of molybdenum concentrate annually. Operations will begin in late 2005, with 2006 production of molybdenum in concentrate expected to be approximately 4,000 tonnes. This production will increase over time, as a result of the increase in molybdenum grades at depth. The capital cost of the plant is forecast at $42 million, with Falconbridge's share approximating $18 million.

        Reserves & Exploration:    The December 31, 2004 total proven and probable mineral reserves of 1,849.6 million tonnes at Collahuasi were increased by 41.4 million tonnes after production of 41.5 million tonnes. The overall increase of 82.9 million tonnes is due to revision of the resource models (76.5 million tonnes) based on new drill information and the addition of new exotic copper orebodies (6.4 million tonnes). At planned operating rates, the proven and probable mineral reserves are equal to over 40 years of production.

        In 2006, Collahuasi plans to produce a molybdenum concentrate from material mined at the Rosario deposit. At that time, the molybdenum grade of the Rosario reserves is estimated to be 0.03% molybdenum.

Lomas Bayas

        Compañía Minera Falconbridge Lomas Bayas mines and leaches copper oxide ores to produce cathodes.

        The following table sets forth certain unaudited financial data with respect to Lomas Bayas for the periods indicated.

Years ended December 31	2004	2003	2002
Sales of copper (tonnes)	60,190	61,289	60,265
Production (tonnes)	62,041	60,427	59,304
Revenues ($ millions)	183	114	97
Realized price ($/lb. of copper)	1.38	0.84	0.73
Operating cash cost ($/lb. of copper)	0.52	0.47	0.45
Operating income ($ millions)	95	32	18

        Revenues:    In 2004, revenues were $183 million, compared to $114 million in 2003. The $69 million increase was attributable to higher copper prices.

        Costs:    In 2004, the operating cash cost was $0.52/lb. of copper, up from $0.47/lb. in the same period of 2003. The increase was driven by higher contract or costs (mainly maintenance and freight), higher fuel and acid costs, and the strengthening of the Chilean peso against the U.S. dollar.

        Operating Income:    In 2004, operating income was $95 million, up from $32 million in 2003. Higher sales prices more than offset the impact of higher production costs.

        Production:    In 2004, cathode production was 62,041 tonnes, compared to 60,427 tonnes in 2003. Copper production in 2005 is forecast at 62,000 tonnes.

        Reserves & Exploration:    At planned operating rates, the proven and probable mineral reserves are equal to approximately 10 years of production. The mineral reserves decreased by 21.2 million tonnes due to mine production of 29.6 million tonnes and positive reserve adjustments of 8.4 million tonnes due to a revised reserve estimation model and additional diamond drill information. The December 31, 2004 mineral reserves total was 342.7 million tonnes of 0.34% copper.

        An option to purchase is held on the Fortuna de Cobre deposit which is located near Lomas Bayas and contains measured plus indicated mineral resources totaling 470.3 million tonnes of 0.29% copper. It is thought that low acid consumption and rapid leach times will compensate for the low copper grades and allow economic extraction. An evaluation of the project is underway to determine the future course of action on the property.

Consolidated Kidd Creek Operations

        Kidd Creek is an integrated processing facility engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed.

        The following table sets forth certain unaudited financial data with respect to Falconbridge's Kidd Creek operations for the periods indicated.

Years ended December 31	2004	2003	2002
Sales (tonnes)
Copper (in metal and concentrate)	90,286	105,162	110,575
Zinc (in metal and concentrate)	135,259	110,592	148,418
Revenues ($ millions)	486	396	340
Realized copper price ($/lb. of copper)	1.32	0.83	0.74
Realized zinc price ($/lb. of zinc)	0.51	0.41	0.39
Operating cash cost ($/lb. of copper)	0.93	0.83	0.68
Operating loss ($ millions)	(45)	(68)	(46)

        Revenues:    In 2004, revenues totaled $486 million, up 23% from revenues of $396 million for the same period of 2003. Higher metal prices, by-product revenues and zinc sales volumes largely accounted for this variance.

        Costs:    In 2004, operating cash costs at the Kidd Mine were $0.93/lb. of copper compared to $0.83/lb. in 2003. The majority of this increase relates to reduced tonnes milled/hoisted, combined with increased spending for contracted services and mine supplies, and the impact of the stronger Canadian dollar.

        Operating Income:    Kidd Creek reported an operating loss of $45 million for 2004, compared to an operating loss of $68 million in the same periods for 2003.

        Production:    In 2004, copper and zinc in concentrate production at Kidd Mine totaled 41,029 tonnes and 87,847 tonnes, respectively, compared to 46,409 tonnes and 75,528 tonnes, respectively, during 2003. Lower copper volumes were the result of lower tonnage and lower ore grades; mean-while, higher zinc volumes benefited from higher ore grades, partially offset by lower tonnage.

        At the Kidd Mining division, ore mined and milled in 2004 was 2,094 thousand tonnes and 2,063 thousand tonnes, respectively, slightly below 2003 levels. In 2004, concentrator throughput was 3% below that of 2003, due mainly to ore availability in the first half of the year and an ore car derailment in the third quarter that damaged and closed the main haulage line for one week. Tie-ins for the Montcalm circuit also adversely impacted production. In 2004, copper and zinc head grades were 2.1% and 5.0%, respectively, compared to 2.3% and 4.3% last year. The copper and zinc mine production forecast for 2005 has been estimated at 46,000 tonnes and 100,000 tonnes, respectively.

        In 2004, copper cathode and refined zinc production totaled 115,578 tonnes and 121,557 tonnes, respectively, compared to 132,364 tonnes and 94,719 tonnes, respectively, in 2003. The copper plant variance was due mainly to an extended shutdown resulting from the premature failure of the C furnace in May and restricted volumes resulting from acid plant operational issues related to the interpass tower. The zinc plant's favourable output was a function of higher throughput volumes and the reduction of the annual shutdown to seven weeks in 2004, versus 13 weeks in 2003. For 2005, refined copper production is expected to be approximately 130,000 tonnes, and zinc production approximately 135,000 tonnes.

Other Developments

        In the fourth quarter of 2004, commissioning of the Montcalm nickel circuit began in the Kidd Creek concentrator. The first ore was processed on October 17 and achieved commercial operating rates several months ahead of schedule.

        In April 2004, Falconbridge reached an agreement with Agnico Eagle for a life-of-mine contract to process the majority of its annual production of zinc concentrate from its LaRonde mine. This will ultimately provide the zinc operations at Kidd Creek with an annual supply of over 100,000 tonnes of precious metal-bearing zinc concentrate, and will enable it to run with improved margins at full capacity.

        In the fourth quarter of 2004, the zinc plant successfully commissioned the precious metal recovery circuit on time and on budget. Tie-ins and equipment commissioning began in the second week of October with the first tonnes of LaRonde zinc concentrate processed before the end of October and first shipments of precious metals residue sent to Noranda's Brunswick smelter the following week.

        Kidd continues to develop Mine D, the depth extension of Kidd mine orebody. At Mine D, commissioning of the ore handling system was completed in 2004, with first ore hoisted up the shaft in July, ahead of the feasibility schedule. The shaft is now below the 8800 level. The Operations group has assumed control of the Block 1 Ore Handling System.

        In 2004, $127 million, including capitalized interest, was spent on Mine D development (2003 — $85 million), with a total of $404 million spent to date. Mine D will allow the mine to produce 2.4 million tonnes of ore annually once in full production. The cost of Mine D Stage I has been estimated at $500 million, excluding capitalized interest.

        The following table sets forth certain segmented sales and production data with respect to Falconbridge's Kidd Creek operations for the periods indicated.

Kidd Creek Operations

	2004				2003
	Ore tonnes (x 1,000)	Cu %	Zn %	Au g/t	Ore tonnes (x 1,000)	Cu %	Zn %	Au g/t
Production
Kidd Mining Division
No. 1 and 2 Mines	674	2.27	6.63	156	737	2.36	6.12	87
No. 3 Mine	1,210	2.16	4.32	60	1,371	2.25	3.20	41
D Mine	210	1.04	4.69	26	—	—	—	—

Total mined	2,094				2,108

Total ore milled	2,063				2,125

(tonnes except 000 troy ounces for Ag)	Cu	Cu Cathode	Cu Blister	Zn	Ag	Cu	Cu Cathode	Cu Blister	Zn	Ag
Kidd Mining Division
Metal in concentrate	41,029	—	—	87,847	3,849	46,409	—	—	75,528	2,676
Kidd Metallurgical Division
Mines		41,331	42,283	79,863	2,442		51,477	51,104	62,126	2,557
Custom — Sudbury		18,169	18,587	—	465		26,048	25,860	—	380
Custom — other		56,078	57,370	41,694	969		54,839	54,441	32,593	2,520

Total		115,578	118,240	121,557	3,876		132,364	131,405	94,719	5,457

(tonnes except 000 troy ounces for Ag)	Cu	Cu in conc.	Zn	Zn in conc.	Ag	Cu	Cu in conc.	Zn	Zn in conc.	Ag
Sales
Mines	38,990	—	71,072	15,724	2,849	47,184	—	63,963	11,964	4,130
Custom — other	51,296	—	48,463	—	1,027	57,978	—	34,665	—	1,193
Purchased metal	—	—	—	—	—	—	—	—	—	—

Total	90,286	—	119,535	15,724	3,876	105,162	—	98,628	11,964	5,323

        Reserves:    At December 31, 2004, reserves totaled 18.1 million tonnes of 1.80% copper and 6.03% zinc. Mineral reserves decreased by 2.8 million tonnes resulting from production of 2.1 million tonnes and downward revisions of 678,000 tonnes, mainly the result of stope design revisions and the temporary re-categorization of 370,000 tonnes of copper stringer ore to inferred resources until diamond drilling is completed in the lower part of the mine. At planned operating rates, the mineral reserves at Kidd Mining division are equal to approximately seven years of production (averaging 2.4 million tonnes per year), not including the inferred resources which, if converted to reserves, could provide up to an additional six years of operations.

CORPORATE AND OTHER

        During the year ended December 31, 2004, corporate costs were $65 million, compared to $61 million for 2003. The increase in costs is primarily attributable to losses of $2 million on metals trading in 2004, compared to gains of $11 million in 2003, and $3 million in higher corporate general and administrative expenses, partly as a result of the stronger Canadian dollar.

        These costs were offset by $3 million in lower spending on exploration due to the increased sharing of exploration costs with joint-venture partners, offset in part by the impact of the stronger Canadian dollar. In addition, $5 million of net interest income on interest rate swaps not eligible for hedge accounting and $2 million in gains on energy positions not eligible for hedge accounting were recognized in 2004.

BUSINESS DEVELOPMENT

Advanced Projects — Mineral Resources 1

        The table below sets forth mineral resource estimates and certain other data with respect to Falconbridge's advanced development projects:

December 31, 2004 Project	Resource location	Percentage ownership	Category	Million tonnes	% Nickel	% Copper	% Cobalt	% Zinc
Nickel deposits
Nickel Rim South[2]	Sudbury	100%	Inferred	13.4	1.8	3.3	0.04	—

Fraser Morgan[2]	Sudbury	100%	Measured	3.3	1.85	0.61	0.06	—
			Indicated	1.6	1.69	0.46	0.06	—
			Total	4.9	1.80	0.56	0.06	—
			Inferred	2.1	1.8	0.5	0.1	—

Onaping Depth[2]	Sudbury	100%	Indicated	14.6	2.52	1.15	0.06	—
			Inferred	1.2	3.6	1.2	0.07	—

Koniambo[3]	New Caledonia	49%	Measured	32.4	2.21	—	—	—
			Indicated	109.7	2.10	—	—	—
			Total	142.1	2.13	—	—	—
			Inferred	156.0	2.2	—	—	—

Copper deposits
Mine D4	Timmins	100%	Inferred	15.3	—	3.0	—	4.6

Fortuna de Cobre[5]	Chile	100%	Measured	125.2	—	0.31	—	—
			Indicated	345.1	—	0.28	—	—
			Total	470.3	—	0.29	—	—
			Inferred	150.0	—	0.2	—	—

Notes:

1.
The mineral resource estimates were prepared in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project.

The mineral resources have been compiled under the supervision of Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist.

The mineral resources have reasonable prospects for economic extraction but have not yet had complete format evaluation, or do not have demonstrated economic viability under current conditions.

2.
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table.

3.
Option to earn. At a 2.0% nickel cut-off grade, the deposit contains Measured plus Indicated mineral resources of 75.6 million tonnes grading 2.47% nickel.

4.
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table.

5.
Option to purchase.

Growth Opportunities

        Over the last decade, Falconbridge has assembled a significant portfolio of growth projects. Some are closer to its operations and easier to execute (e.g. brownfield projects); others are new projects unrelated to existing operations (e.g. greenfield projects).

Projects in Development

        Kidd Mine D, Timmins, Canada — (See page 35).

        Collahuasi Molybdenum Plant, Chile — (See page 33).

Brownfield projects

NICKEL

        Nickel Rim South, Sudbury, Canada — This is a high-grade deposit, which was discovered in 2001, and is located close to existing operations. The updated inferred mineral resource estimate as of December 31, 2004, is 13.4 million tonnes of 1.8% nickel, 3.3% copper and significant palladium and platinum.

        In the first quarter of 2004, a five-year, $368 million underground definition program was approved, and site work is now in progress in preparation for shaft sinking, which began in the first quarter of 2005. This project has progressed on schedule and within budget. Once completed, a further $185 million will be required to bring the mine into production. After taking into account pre-production revenues of $141 million, the overall net capital cost is estimated at $412 million. Full production at Nickel Rim South is expected in late 2009 or early 2010.

        Fraser Morgan, Sudbury, Canada — This deposit was discovered in 2001 and is accessible from existing Fraser Mine infrastructure. Exploration results were encouraging in 2004, with diamond drilling at the Fraser Mine resulting in measured resources of 3.3 million tonnes of 1.85% nickel and 0.61% copper, indicated mineral resources of 1.6 million tonnes of 1.69% nickel and 0.46% copper and inferred mineral resources of 2.1 million tonnes of 1.8% nickel and 0.5% copper. Diamond drilling continues in 2005.

        Onaping Depth, Sudbury, Canada — Onaping Depth is a high-grade resource in Sudbury with 14.6 million tonnes of indicated high-grade resources at 2.52% nickel and 1.15% copper and inferred resources of 1.2 million tonnes at 3.6% nickel and 1.2% copper. This orebody, located below the Craig Mine, is accessible using Craig Mine infrastructure by deepening the existing shaft. In 2004, Falconbridge continued research on enabling technologies to mine safely at greater depths, and continues to make substantial progress.

        Raglan, Nunavik, Quebec — The Company is evaluating the possibility of increasing annual production by 20% to 1.2 million tonnes of ore per year. A scoping study for this project is in progress. A focused exploration program continues on the Company's large property holdings in the area of the Raglan mine.

COPPER

        Collahuasi, Chile — Currently the fourth-largest copper mine in the world, Collahuasi has sufficient reserves and resources for further expansion. A Phase II expansion was completed in 2004, and a Phase III expansion would increase copper production by approximately 175,000 tonnes, of which Falconbridge's share would be 77,000 tonnes. This expansion would involve adding another grinding line and accelerating the production rate at the Rosario pit. A scoping study has been initiated to assess this growth opportunity, with start-up expected in 2007 at the earliest.

        Lomas Bayas, Chile — The acquisition of an adjacent deposit, called Fortuna de Cobre, is being considered. If developed, total annual production would increase by 50% to 90,000 tonnes and extend mine life by five years. A decision on the option to buy the deposit must be made by mid-2006.

Greenfield projects

        Kabanga, Tanzania — In early February 2004, Falconbridge and Barrick Gold Company reached a preliminary agreement under which Barrick would grant Falconbridge an option to acquire 50% of its interest in the Kabanga and Kagera nickel properties in Tanzania. Discussions on finalized terms are ongoing. Kabanga, located in western Tanzania about 1,500 kilometres from Dar Es Salaam, has a high-grade mineral resource of more than 26 million tonnes at 2.6% nickel. Depending on the additional resources found during the exploration program, a mine could produce between 30,000 and 35,000 tonnes of nickel in concentrate annually.

        Koniambo, New Caledonia — Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Koné. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156.0 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000 tonne-per-year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the project. The two conditions precedent are: 1) the completion of a positive technical study, and 2) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study (BFS) on the Koniambo ferronickel project in New Caledonia has now been completed.

        The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased as a result of changes in foreign currency exchange rates, and increased service and raw materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

KEY ASSUMPTIONS FOR MINERAL RESOURCE AND RESERVE ESTIMATION

        Refer to Summary of Mineral Reserves and Mineral Resources on page 22 and Advanced Projects on page 36.

        Bulk density:    The factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

        Cut-off grade:    The grade that ensures the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors, including deposit size and shape, metal content and prime cost structure.

        Exchange rate (US$ to Cdn$):    1.50

        Long-term metal prices (US$ per pound):    Nickel $3.25, Copper $0.90, Zinc $0.50

        Minimum mining width:    The smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cut-off grade.

        Mining dilution*:    All external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

        Mining recovery*:    The proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property, due to a range of factors, including deposit geometry and mining method.

* Used for mineral reserve estimation only.

        The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

        With the bankable feasibility study completed, the Company, with its partner SMSP and the French government, is focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible start-up in 2009.

        If developed, Koniambo would be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

EXPLORATION

        The objectives of the exploration team are aligned with those of the nickel and copper business units and are consistent with the corporate strategy of focusing primarily on copper and nickel growth opportunities worldwide. The philosophy adopted of consistently being a fair and honest partner by exhibiting strong technical skills and a solid track record with a "win-win" philosophy is consistent with the aim of being the most valued and sought-after partner in the mining and metals business. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused exploration activity, thereby sharing cost and risk and improving the likelihood of success. The exploration team has the backing of an experienced mergers and acquisitions team and a capable project engineering team with a track record of building mines around the world.

        As a Founding Patron of the Association of Professional Geoscientists of Ontario and a Founding Partner of the Prospector and Developers Association's Environmental Excellence in Exploration initiative, the team of geoscientists is committed to being fully compliant with National Instrument 43-101 requirements and in consistently conducting safe and environmentally responsible exploration worldwide.

        The forecast exploration expenditure for 2005 is $26 million including capitalized expenditures, compared to $25 million invested in 2004. Exploration activity is primarily focused on Canada, Brazil, Norway, Australia, and Africa.

        At Sudbury, the Nickel Rim South discovery has an estimated inferred mineral resource of 13.4 million tonnes of 1.8% nickel, 3.3% copper, 0.04% cobalt, 1.8 grams/tonne platinum, 2.0 grams/tonne palladium and 0.8 grams/tonne gold. Drilling on the Fraser Morgan zones in an area east of Fraser Mine has increased the mineral resources to 4.9 million tonnes of indicated resources at 1.80% nickel, 0.56% copper and 0.06% cobalt, plus inferred resources totaling 2.1 million tonnes of 1.8% nickel, 0.5% copper and 0.1% cobalt. This increased total includes 1.1 million tonnes of inferred resources at 2.1% nickel and 0.7% copper in the new Zone 11 discovery located 600 metres to the east of Zone 9.

        At Raglan, 1.9 million tonnes of mineral resources have been discovered as a result of the 2004 exploration program. This gain was offset by 2004 mine production and a mineral reserve write-down associated with the re-estimation of historical polygonal mineral reserves at Donaldson and East Lake.

        In the Espedalen area, 180 kilometres north-northwest of Oslo, Norway, diamond drilling has resulted in the greenfields discovery of significant new nickel sulphide mineralization referred to as the Stormyra discovery. Diamond drill hole ES2004-08 intersected 2.7 metres of 2.07% nickel and 1.20% copper at a depth of 56 metres. It is located approximately 200 metres along strike from drill hole ES2004-09 which intersected 14.6 metres of 1.73% nickel and 0.77% copper at a depth of 93 metres. Diamond drilling will resume during the first quarter of 2005. This is a joint venture with Blackstone Ventures Inc.

        At Collahuasi in Chile, diamond drilling of geophysical anomalies in the La Grande area, immediately southwest and south of the Rosario pit, has been encouraging. The immediate objectives of the ongoing exploration program are to better define La Grande mineralization to determine the economic potential of the zone and modifications, if any, to the mine plan. Assays have been received from two holes:

Hole	From	To	Metres	% Cu
GC221	130	180	50	0.98
and	234	631	397	0.85
including	282	458	175	1.15
GC226	405	487	82	1.43

ENERGY

        In 2004, energy costs represented approximately 28% of the cash cost breakdown for all of Falconbridge's operations. Significant quantities of electricity, natural gas, and petroleum products are procured from commodities markets and regulated energy providers in the U.S., Canada, Norway, the Gulf of Mexico and Chile.

        The Company's profit ability is sensitive to energy prices. A corporate risk management committee stewards the procurement of energy from commodities markets in order to minimize price volatility and supply risk. Of particular concern in the mid term, are the sustained increases of average world oil prices, North American and European electricity prices, and North American natural gas prices.

        A formal strategy focused on building the capacity to manage energy use throughout Falconbridge's operations is being implemented on a site-by-site basis. Within the implementation phase, employees are engaged at all levels through involvement in awareness workshops, and energy indicators are being developed to support the ability of operations to control energy consumption.

        In addition to the company-wide energy intensity improvement target of 1% per year, each facility establishes an annual energy cost reduction target. Six Sigma methodology and energy efficiency engineering practices are used to take actions to more effectively use energy and reduce energy costs. Examples of success include the improved efficiency of the power plant at operations in the Dominican Republic, the sale of recovered waste heat to the local community from the Norwegian refinery, and the reduction of energy used for ventilation at Sudbury mines.

SUSTAINABLE DEVELOPMENT

        Falconbridge is a strong proponent of sustainable development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Company's Sustainable Development Policy.

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the Board of Directors. Under the 2004 Safety, Health and Leadership program, four Falconbridge operations were visited by senior management to assess, promote and reinforce the importance of a safe workplace. These initiatives, among others, have resulted in enhanced safety performance in 2004 as the lost-time injury frequency (a measure of the number of compensable injuries per 200,000 hours worked) declined to 1.12 versus 1.26 in 2003.

        For more details on our progress towards sustainable development, please refer to the 2004 Noranda Inc./Falconbridge Limited Sustainable Development Report, which is available on the Company's website.

SELECTED FINANCIAL DATA

($ MILLIONS, EXCEPT PER SHARE DATA)

Years ended December 31	2004	2003	2002
Total revenues	3,070	2,083	1,525
Income	672	191	52
Basic net income per share (US$)	3.71	1.03	0.25
Diluted net income per share (US$)	3.69	1.02	0.24
Total assets	5,118	4,172	3,453
Long-term debt	1,437	1,427	1,280
Cash dividends declared
— Common Shares (Cdn$)	0.40	0.40	0.40
— Common Shares (US$ equivalent)	0.31	0.29	0.25
— Preferred Share Series 1 (Cdn$)	0.08	0.08	0.08
— Preferred Share Series 2 (Cdn$)	0.7397	1.4688	1.4688
— Preferred Share Series 3 (Cdn$)	0.8589	—	—

        Earnings were $672 million for the year ended December 31, 2004 compared to earnings of $191 million for 2003. The increase of $481 million is attributable to the following:

  •
  Higher realized prices for nickel, copper, zinc, cobalt, platinum, silver and sulphuric acid.

  •
  Higher sales volumes for copper, cobalt, precious metals and zinc, offset by lower sales volumes for nickel and silver.

  •
  Lower interest expense resulting from increased interest income due to higher cash balances and higher capitalized interest related to projects.

        The above favourable items were offset by the following:

  •
  Higher mining costs and higher acquisition costs for custom feed.

  •
  The impact of a stronger Canadian dollar, relative to the U.S. dollar, on Canadian mining and administrative costs.

  •
  Higher income and mining taxes attributable to higher income in 2004 relative to 2003.

SUMMARY OF QUARTERLY RESULTS

	December 31,		September 30,		June 30,		March 31,
(UNAUDITED — $ MILLIONS, EXCEPT PER SHARE DATA)
	2004	2003	2004	2003	2004	2003	2004	2003
Total revenues	876	636	756	485	704	490	734	472
Earnings	194	95	155	19	139	39	184	38
Basic net income per share (US$)	1.07	0.52	0.85	0.10	0.77	0.21	1.02	0.20
Diluted net income per share (US$)	1.07	0.51	0.85	0.10	0.76	0.21	1.01	0.20

        The financial results for the last eight quarters reflect rising realized prices for nickel, copper, zinc, cobalt, platinum, silver and acid, higher sales volumes for copper, cobalt, zinc, precious metals and acid, offset by lower sales volumes for nickel and silver and rising cash costs. These trends are discussed elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's cash position and changes in cash for the year ended December 31, 2004 compared to the year ended December 31, 2003 are summarized below:

($ MILLIONS)
Years ended December 31	2004	2003
Cash provided by operating activities	$968	$444
Cash used in investing activities	(573)	(388)
Cash (used in) provided by financing activities	(48)	77

Cash provided during the year	347	133
Cash and cash equivalents, beginning of the year	298	165

Cash and cash equivalents, end of the year	$645	$298

Liquidity and Cash Flow

        Consolidated cash and cash equivalents increased by $347 million to $645 million at December 31, 2004. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

        During 2004, the Company's balance sheet improved as the ratio of net debt to net debt plus equity improved to 24% from 37% at the end of 2003.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totaling $457 million. As a result, the Company has unused credit and cash available in excess of $1 billion. The Company has a $200 million debenture maturing on September 1, 2005.

        Working capital increased to $933 million at the end of December 2004 from $649 million at the end of December 2003.

        Cash generated from operations before working capital changes totaled $1,067 million at December 31, 2004, compared with $445 million at year-end 2003.

        The ratio of current assets to current liabilities was 2.5:1 at December 31, 2004.

        Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance committed obligations, planned capital expenditures in 2005 and the dividends declared to date.

SIGNIFICANT FUTURE OBLIGATIONS

        The following table sets out Falconbridge's significant contractual obligations, as of December 31, 2004, for the period indicated:

($ MILLIONS)	Significant future obligations by year
Nature of obligation
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	248	305	55	208	40	581	1,437
Asset retirement obligation	11	6	5	7	7	434	470
Operating leases	2	2	2	2	2	16	26

Total contractual obligations	261	313	62	217	49	1,031	1,933

Outstanding Indebtedness

        Total debt at December 31, 2004 was $1,437 million, compared to $1,427 million at the end of 2003. The $10 million increase was the result of a foreign exchange loss on Canadian dollar denominated debt, due to the strengthening of the Canadian currency. The current portion of long-term debt is $248 million.

        The ratio of net debt (debt minus cash and temporary investments) to net debt plus equity improved to 24% at the end of 2004 from 37% at the end of 2003.

Capital Resources and Financial Flexibility

        The Company believes that both a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        The Company has three-year committed revolving Credit Facilities with various banks totaling $475 million at December 31, 2004. Borrowings may be in many forms including Letters of Credit, which offset amounts available under certain Credit Facilities. As at December 31, 2004 the Company had no borrowings and had drawn Letters of Credit totaling $18 million. The Company also has additional Letters of Credit outstanding of $17 million.

        The Company has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at December 31, 2004 the Company had no Commercial Paper outstanding.

Capital Expenditures and Deferred Project Costs

        Expenditures in 2004 were directed towards development of Mine D at the Kidd Mining division, the Montcalm and Nickel Rim South projects at the INO division, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Expenditures for 2005 will primarily be used for the continued development of Mine Dat Kidd, the development of the Nickel Rim South and Fraser Morgan projects, the Raglan Optimization project, continue devaluation work at Koniambo and to maintain and improve production capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit. Expenditures for Canadian projects have been adversely impacted by the strengthening Canadian dollar.

        The following table summarizes the expenditures incurred or planned for the periods indicated:

($ MILLIONS)	2005F	2004	2003
Investment projects
Nickel
Montcalm	3	59	5
Koniambo	100	57	34
Nickel Rim South	61	96	5
Fraser Morgan	30	—	—
Raglan	21	—	—
Copper
Kidd	86	127	85
Collahuasi	18	65	151
Maintenance and other	181	169	90

	500	573	370

OFF-BALANCE SHEET ARRANGEMENTS

        The Company does not have any unconsolidated affiliates. There are no off-balance sheet arrangements with special purpose entities in the normal course of business. The only significant off-balance sheet arrangements consist of Canadian dollar expenditure hedges discussed under the heading Financial Instruments and Other Instruments (page 48).

TRANSACTIONS WITH RELATED PARTIES

        At December 31, 2004 Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.8% of Falconbridge's common shares. During 2002, a process was initiated to integrate certain operations of Noranda and Falconbridge with the objective of reducing costs and further extracting value from the respective assets. The initiatives undertaken have included the combination of various corporate support services and greater coordination between operations. Arrangements between Falconbridge and the Noranda Group of Companies are negotiated in the best interest of both parties, on an arm's length basis at market terms.

        Falconbridge has entered into an agreement with a subsidiary of Noranda, whereby it acts as a sales agent for all products, otherthan sulphuric acid and indium, produced at Falconbridge's Kidd Creek operations. Falconbridge has entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell Falconbridge's output of sulphuric acid. Accounts and metals settlements receivable, in the Consolidated Statements of Financial Position, include $43 million (2003 — $30 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $nil (2003 — $13 million) from net purchases of material by Noranda.

        Falconbridge has agreements with various Noranda Group of Companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related party production and marketing transactions with Noranda Group of Companies:

($ MILLIONS)
Years ended December 31	2004	2003
Sale of materials and technology to Noranda(a)	121	98
Purchase of materials from and smelting and refining fees paid
to Noranda(b)	140	159
Commissions and agency fees paid to Noranda(c)	1	1
Net fees received relating to sulphuric acid from Noranda(a)	7	2

Included in Falconbridge's Consolidated Statements of Earnings in (a) Revenues; (b) Cost of metal and other product sales; (c) Selling, general and administrative.

PROPOSED TRANSACTIONS

        During the third quarter of 2004, Noranda, 58.8% owner of Falconbridge, announced that it had entered into exclusive negotiations with China Minmetals Corporation concerning a proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda. Falconbridge understands that Noranda's exclusive negotiations with China Minmetals ended in December 2004 and continue on a non-exclusive basis.

        There are no other significant proposed transactions that have not been discussed elsewhere in this document.

FOURTH QUARTER RESULTS OVERVIEW

        Earnings of $194 million ($1.07 per common share on a basic and diluted basis) were reported for the fourth quarter of 2004, compared to $95 million ($0.52 and $0.51 on a basic and diluted basis, respectively) for the fourth quarter of 2003. Increased copper sales volumes of 21% over the fourth quarter of 2003 combined with the continued strong pricing environment led to this significant year-over-year increase.

        Fourth quarter operating income totaled $277 million, compared with operating income of $157 million for the same period of 2003. Consolidated revenues of $876 million increased from $636 million in the fourth quarter of 2003. Both increases reflect higher average realized nickel, copper and zinc prices, which were up 16%, 50% and 13%, respectively, assisted by higher copper sales volumes, offset by the impact of a higher U.S./Canadian exchange rate on Canadian operating costs. Corporate costs of $11 million compared to $14 million in the same period last year. During the quarter, cash flow from operations before working capital improved to $308 million, compared to $164 million for the corresponding period of 2003.

        Metal prices were volatile in the fourth quarter and the Company believes that the volatility will continue throughout 2005; however, market fundamentals remain strong. Many of the same economic factors that are contributing to the current metal price environment are also contributing to increased input costs for Falconbridge's operations and projects. Increases for energy and contractor labour, combined with the negative impact of foreign exchange on those costs, detract from the pricing gains.

CRITICAL ACCOUNTING ESTIMATES

        Management is required to make estimates in preparing its financial statements in conformity with Canadian GAAP. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Falconbridge relate to its accounting for the following items:

  •
  Property, plant and equipment

  —
  The determination of mineral reserves

  —
  Impairment assessments of long-lived assets

  —
  Depreciation and amortization of property, plant and equipment

  •
  Employee future benefits

  •
  Asset retirement obligations

  •
  Income and mining taxes

Property, Plant and Equipment

        As of December 31, 2004, property, plant and equipment, with a carrying value of $3 billion, represented 62% of Falconbridge's asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on its financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and in addition, include the fair value amount related to asset retirement obligations. Property, plant and equipment are subject to impairment testing as discussed below.

Determination of Mineral Reserves

        One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable ore reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment (see below) and a change in amortization expense (see below).

Impairment Assessments of Long-lived Assets

        A review and evaluation of long-lived assets for impairment is undertaken when events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no impairment losses on long-lived assets incurred in 2003 and 2004. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, availability of custom feed, capital and reclamation costs, all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, as well as value attributed to measured and indicated mineral resources, after taking into account losses during ore processing and treatment. Significant management judgment is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions used are consistent with internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

        In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Depreciation and Amortization of Property, Plant and Equipment

        The Company generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. At the Kidd Creek operations, mine facilities are amortized over the estimated lives of the mines based on the unit of production basis. Amortization of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures, are amortized over periods not exceeding the lives of the producing mines and properties.

        The most critical estimate which impacts the above accounting policy is the estimated quantity of proven and probable mineral reserves, which is the underlying basis for the calculation of the amortization of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee Future Benefits

        Pension fund assets are valued at fair market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

        Plan obligations are determined as a present value of future anticipated cash flows using a discount rate that reflects the market yields, as of the measurement date, on high quality debt instruments with cash flows that match expected benefit payments. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life (EARSL) of the active members. This 10% corridor represents 10% of the greater of the post-retirement benefit obligations and the fair value of plan assets. The discount rate, salary and inflation assumptions used to value the plan obligations are reviewed annually and are determined based on a consistent framework from year to year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long term.

        For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on the Company's history of health care spending. The assumption for the ultimate health care trend rates relates to the over all economic trends.

        Falconbridge currently estimates that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $4 million decrease or increase in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. Falconbridge estimates that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $3 million decrease or increase in the pension expense.

Asset Retirement Obligations (ARO)

        As a result of mining activities, Falconbridge incurs legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110 ARO, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, Falconbridge records as a liability the fair value of its estimated asset retirement obligations and a corresponding increase to the carrying amount of the related asset. The liability is accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated asset. The fair value of the obligation as of December 31, 2004 was $149 million. Period-to-period adjustments due to circumstances or changes in estimates are recorded as determined.

        The fair value of these obligations is determined by discounting the projected cash flows required to settle the legal obligations at a credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

        Critical estimates and judgments were made by management in the determination of the fair value of the obligation. Cash outflows to settle these obligations will be incurred during periods ranging from 1 to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of the asset retirement obligations could materially change from period to period impacting the amount charged to operations. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Company will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek, these assets are not included in the provision for asset retirement as sufficient information is not available at this time to estimate the timing of the settlement.

Income and Mining Taxes

        The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's Consolidated Financial Statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in Falconbridge's Consolidated Financial Statements or tax returns. In determining both the current and future components of income and mining taxes, the Company interprets tax legislation in a variety of jurisdictions, as well as makes assumptions about the expected timing of the reversal of future tax assets and liabilities. The Company also makes assumptions about the repatriation of its earnings or their redeployment offshore and the related withholding taxes thereon. If the interpretations or assumptions differ from those of tax authorities or if the timing of reversals is not anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

        Effective January 1, 2004, the Company adopted four new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants: Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), Impairment of Long-lived Assets (CICA 3063) and Generally Accepted Accounting Principles (CICA 1100).

Asset Retirement Obligations

        Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under the new standard, a long-term obligation, and corresponding increase to the carrying amount of the related asset, equal to the fair value of the legal obligation for asset retirement, determined at the date of adoption, was recorded. The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company uses discount rates ranging from 5.0% to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although the Company will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek, these assets are not included in the provision for asset retirement, as sufficient information is not available at this time to estimate the timing of settlement. As of December 31, 2004, with respect to the Company's other asset retirement obligations, undiscounted cash outflows approximating $470 million are expected to occur over a period ranging from 1 to 62 years. The asset is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

        As of January 1, 2003, the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $13 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of this standard resulted in a decrease of $3 million to previously reported earnings for the year ended December 31, 2003. Consequently, the effect of this restatement on previously reported basic earnings per common share is a decrease of $0.02.

Hedging Relationships

        As of January 1, 2004, the Company adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. This standard is applied prospectively without restatement of prior period results. Under the provisions of the guideline, the Company's interest rate swaps were deemed to be in a hedging relationship, as a fair value hedge of a portion of the Company's debt, prior to, but not as at, the date of the guideline's implementation. As such, on January 1, 2004, the Company recorded a deferred mark-to-market gain of $27 million on its interest rate hedges, while recording a long-term receivable and a long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. Under the provision of the standard, the mark-to-market gain is amortized into income, as a reduction of interest expense, over the life of the underlying hedged debt. For the year ended December 31, 2004, $7 million of this deferred gain was amortized into income as an adjustment of interest expense.

        Subsequent to the implementation of the guideline, the Company has to prove hedge effectiveness in order to qualify for hedge accounting. The Company's interest rate swaps did not qualify for hedge accounting until April 22, 2004. Upon qualification for hedge accounting, the long-term receivable and long-term payable, representing the fair value of the qualified hedges on April 22, 2004, are amortized into interest expense. For the year ended December 31, 2004, the Company recorded a mark-to-market loss of $1 million for those contracts that were not eligible for hedge accounting. For contracts that qualify for hedge accounting, the net interest received/paid on those positions is shown as a reduction from/addition to interest on the statement of earnings. For contracts that do not qualify for hedge accounting or for those which the Company does not seek hedge accounting, the net interest received/paid on those positions is not shown as a reduction from/addition to interest, on the statement of earnings, but as a component of other expenses/(income), together with the change in fair value of those contracts during the period.

        For energy price hedge contracts that were not eligible for hedge accounting, Falconbridge recorded at January 1, 2004, a deferred mark-to-market gain of $3 million. $2 million of this deferred gain was amortized into income during the year ended December 31, 2004. In addition, Falconbridge recorded a $1 million mark-to-market gain on those contracts during the year ended December 31, 2004.

        Under the provisions of the new guideline, the Company continues to be eligible for hedge accounting for forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market.

Impairment Of Long-Lived Assets

        CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset's carrying value exceeds its fair value. Falconbridge has not incurred an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

Generally Accepted Accounting Principles

        Effective January 1, 2004, Falconbridge adopted CICA 1100 which establishes standards for financial reporting in accordance with generally accepted accounting principles. This section describes what constitutes Canadian generally accepted accounting principles and its sources. The standard provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosure when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this section is applied to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. No cumulative catch-up adjustment is made to such balances. Implementation of this standard has had no significant impact on the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

        Falconbridge uses financial and other instruments in the following instances.

Foreign Currency Exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50% of its one-year operating costs and up to 25% of its subsequent year's operating costs, each on a rolling 12-month basis. Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. Fair value of forward contracts is calculated by comparing the contract rate to the market forward rate obtained from electronic market data sources. The fair value of options is provided by the Company's counter-parties. A summary of these positions is tabled on page 49.

As at December 31	2004	2003
Expenditure hedges
Forward exchange contracts
Canadian dollar expenditures
US$ forward contracts (millions)	198	426
Average price (US$)	1.3835	1.4941
Contract amount (in Cdn$ millions)	274	636
Fair value (in US$ millions)	30	62
With maturity dates up to:	December 2005
Chilean peso expenditures
US$ forward contracts (millions)	9	47
Average price (US$)	708	726
Contract amount (in CHP millions)	6,538	34,238
Fair value (in US$ millions)	3	10
With maturity dates up to:	September 2005
Norwegian kroner expenditures
US$ forward contracts (millions)	—	33
Average price (US$)	—	7.9841
Contract amount (in NOK millions)	—	267
Fair value (in US$ millions)	—	6
Option contracts
Canadian dollar expenditures
Option amount (in Cdn$ millions)	50	30
Fair value (in US$ millions)	1	1
With maturity dates up to:	December 2005
Norwegian kroner expenditures
Option amount (in NOK millions)	135	210
Fair value (in US$ millions)	1	1
With maturity dates up to:	September 2005

        Falconbridge has foreign currency denominated monetary assets and liabilities denominated in currencies other than the U.S. dollar. The Company uses foreign currency forward contracts to offset the exposure from fluctuations in foreign exchange rates. The following is a summary of foreign currency forward contracts.

As at December 31	2004	2003
Balance sheet economic hedges
Canadian dollar net liability exposure
US$ forward contracts (millions)	429	385
Average price (US$)	1.2120	1.3236
Contract amount (in Cdn$ millions)	520	510
Fair value (in US$ millions)	3	9
With maturity dates up to:	March 2005

Commodity Price Exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges for accounting purposes. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest Rate Management

        Falconbridge also enters into interest rate swap contracts, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which hedge accounting is applied, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is reflected in the financial statements as other expenses/(income). The fair value of interest rate swaps is provided by the Company's counter-parties. A summary of these positions is tabled below:

Interest rate swap contracts at December 31, 2004	Total[1]
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)[2]	136
Maturity (2012)	350
Maturity (2015)	150
Fair value[3]	66

1.
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

2.
Includes cross currency interest rate swaps (with a notional amount of $111 million) designated as a hedge of our Canadian dollar debenture. The total fair value of these instruments at December 31, 2004 was $46 million of which $34 million related to the currency component of the swap and $12 million related to the interest component.

3.
Includes the total fair value of $34 million related to the cross currency interest rate swap discussed above.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Canada and Norway. The following tables summarize outstanding contracts as of December 31, 2004:

Canadian electricity contracts	2005	2006	2007
Rate Cdn$/MWh	50.82	52.78	52.65
Amount (MW)	125	92	21
Fair value (in Cdn$ millions)	5	3	1
Norwegian electricity contracts	2005	2006	2007	2008	2009	Thereafter
Rate NOK/MWh	183.5	191.4	198.5	205.8	211.1	215.1
Amount (MW)	55.9	55.9	50.9	45.9	45.9	20.2
Fair value (in NOK millions)	8	15	11	8	9	38

RECONCILIATION OF FINANCIAL MEASURES

Reconciliation of Cost of Metal and Other Product Sales to Operating Cash Cost Per Pound

        The Company has included operating cash cost per pound of nickel and copper data in Management's Discussion and Analysis because certain investors use this information to assess the Company's performance and cash-generating capabilities. In addition, management uses this information to monitor cost performance relative to budget and prior periods. Operating cash cost per pound is a non-GAAP measure. These measurements are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

        Operating cash cost includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, exploration costs and custom feed profits. Costs incurred during shutdowns or strikes are excluded.

        The following table sets forth a reconciliation of operating cash cost per pound of nickel and copper to GAAP cost of sales for the periods indicated:

(UNAUDITED — $ MILLIONS, EXCEPT PER LB. DATA)
Years ended December 31	2004	2003
Operating Costs
INO	831	669
Falcondo	210	177
Kidd Creek	447	405
Collahuasi	126	99
Lomas Bayas	68	63

Costs of metal and other product sales, as reported	1,682	1,413

Integrated Nickel Operations	831	669
By-product credits	(206)	(144)
Delivery expense	5	5
Purchased feed costs	(420)	(271)
Strike costs	(14)	—
Canadian dollar cost hedges	35	16
Other operating costs	55	8

Cash costs	286	283
Production — Nickel recoverable (000s lbs.)	111,045	108,584
Cash cost per lb. nickel (US$)	2.57	2.64

Falcondo	210	177
Delivery expense	5	5
Other operating costs	12	—

Cash costs	227	182
Production — Nickel recoverable (000s lbs.)	64,985	60,025
Cash cost per lb. nickel (US$)	3.50	3.04

Kidd Creek	447	405
By-product credits	(113)	(65)
Delivery expense	2	—
Feed acquisition costs	(269)	(255)
Canadian dollar cost hedges	15	—
Other operating costs	(2)	(1)

Cash costs	80	84
Production — Copper recoverable (000s lbs.)	87,133	99,636
Cash cost per lb. copper (US$)	0.93	0.83

Collahuasi	126	99
Delivery expense	27	13
Realization costs	57	39
Other operating costs	(8)	(4)

Cash costs	202	147
Production — Copper recoverable (000s lbs.)	453,234	383,275
Cash cost per lb. copper (US$)	0.45	0.38

Lomas Bayas	68	63
Other operating costs	4	(3)

Cash costs	72	60
Production — Copper recoverable (000s lbs.)	136,777	128,133
Cash cost per lb. copper (US$)	0.52	0.47

Net Debt to Net Debt Plus Equity

        Net debt to net debt plus equity is not a standardized measure recognized under Canadian GAAP. Non-GAAP financial measures do not have standard definitions and therefore, may not be comparable to similar measures presented by other issuers. The Company believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity. In addition, the Company uses this measure to better assess its ability for growth and investment. The data is intended to provide additional information and is not intended to be a substitute for measures of performance in accordance with Canadian GAAP. This measure is not necessarily indicative of the Company's liquidity as determined by Canadian GAAP.

        A reconciliation of debt to debt plus equity, the most directly comparable Canadian GAAP measure, is provided below:

($ MILLIONS)
December 31	2004	2003
Long-term debt (including current portion) (a)	1,437	1,427
Cash and cash equivalents	(645)	(298)

Net debt (b)	792	1,129

Shareholders' equity (c)	2,563	1,938

Net debt plus equity (d) = (b + c)	3,355	3,067

Net debt to net debt plus equity (b/d)	24%	37%

Total debt to total debt plus equity (a/(a + c))	36%	42%

OUTSTANDING SHARE DATA

December 31	2004	2003
Common shares	179,770,190	178,792,492
Preferred Share Series 1	89,835	89,835
Preferred Share Series 2	4,787,283	7,910,165
Preferred Share Series 3	3,122,882	—

        The number of common shares outstanding as of January 31, 2005 was 179,780,890.

MARKETS

Nickel

        After moving above the $4.00/lb. level in the second half of 2003, the nickel price continued to rise and peaked at $8.06/lb. in early January of 2004. For the balance of the year, nickel prices remained volatile, oscillating within a range of $4.78/lb. to $7.53/lb., breaking the trend of the previous decade when the nickel price managed to stay above the $4.00/lb. level only briefly. The average LME cash-settlement price for 2004 was $6.28/lb., 44% above the average price of $4.37/lb. for 2003.

        The increase in nickel prices was driven by constrained supply of both primary nickel and stainless steel scrap and strong demand from the stainless-steel sector, particularly in China. Stainless steel production grew an estimated 8% in 2004. Strong market fundamentals were further supported by investment-fund interest and activity. A continued strengthening of the global economy bolstered other nickel end-use sectors as well, including the high-performance nickel alloys used in jet-engine turbines.

        By the start of summer, already low LME nickel inventories fell to critical levels just below 8,000 tonnes. High prices and tight availability caused Chinese traders and consumers to begin de-stocking and also resulted in increased quantities of stainless-steel scrap appearing on the market. Some stainless steel producers, particularly in Asia, shifted their production focus onto ferritic grades of stainless steel and/or grades with lower nickel content. This action alleviated the pressure on a tight primary nickel supply, and caused the forecast deficit for 2004 to be reduced to 5,000 tonnes from an initial forecast of 25,000 tonnes. LME inventories began to reflect this increased availability, as a steady trickle of small warehouse deposits brought the exchange stocks back up to 20,898 tonnes by the end of the year. At December 31, 2004, LME nickel inventories had declined by 3,180 tonnes from the beginning of the year.

		Realized by Falconbridge		London Metal Exchange
(AVERAGE PRICES — IN US$)
	Pricing unit
		2004	2003	2004		2003
Nickel	pound	$6.40	$4.40	6.28		$4.37
Ferronickel	pound	6.37	4.20	—		—
Copper	pound	1.32	0.82	1.30		0.81
Zinc	pound	0.51	0.41	0.48		0.38
Cobalt	pound	22.48	9.42	22.36	*	8.94	*
*
As per Metal Bulletin 99.3%

Copper

        After breaking through the $1.00/lb. level at the end of 2003, the copper price continued to rise steadily, reaching a high of $1.41/lb. in early April. Copper prices then retracted to the $1.20–$1.30/lb. range until late September, after which they regained momentum, rising to a high of $1.49/lb. at year end. The average LME cash-settlement price for 2004 was $1.30/lb., 60% above the average price of $0.81/lb. in 2003.

        In 2004, the copper market was characterized by extraordinarily strong global consumption growth that, despite supply growth, caused the supply/demand deficit to exceed one million tonnes. Global copper consumption is forecast to have grown a hefty 8.7%, as Western consumption staged a recovery. Chinese consumption growth, having receded in the previous year, still grew at a very robust 18% year over year.

        During the first few years of the decade, when prices were significantly lower, copper producers exhibited discipline and curtailed copper mine and refinery output. However, the rapid rise in copper prices, which began in late 2003, has led to the restart of de-activated production as well as the emergence of new brownfield and greenfield projects. Copper mine production rose sharply in 2004, spurred by the combination of mine restarts and expansion projects. An estimated 865,000 tonnes of additional mined production entered the market in 2004, mostly from brownfield expansions. Despite the increased mine production, refinery utilization rates still were constrained at around 85%, as a significant portion of the additional mined production was absorbed into concentrate pipelines and smelter stock replenishments.

        Despite the increases on the supply side, the strong demand for copper metal outpaced the additional supply, forcing consumers and merchants to draw down physical stocks and exchange stocks in order to fulfill their needs. By year end, LME stocks decreased 384,000 tonnes to 49,000 tonnes. Total LME, Comex and Shanghai exchange stocks decreased by 672,000 tonnes over the course of the year.

Cobalt

        The start of 2004 saw a further strong recovery in the cobalt price, as the late 2003 surge carried over, with prices for high-grade material at or above $25.00/lb. for the first half of the year. Prices were supported by strong demand from the battery sector, with growth primarily powered by cobalt-containing lithium ion batteries. Higher cobalt prices eventually led to some price-sensitive substitution in this sector. The second half of 2004 saw a steady decline in prices to $18.00/lb. as the seasonal summer slowdown persisted. This softening of prices was attributed primarily to a build-up of inventories at battery manufacturers in Japan. Japanese consumers over-estimated cobalt demand growth for 2004 and, in anticipation of tight supplies, committed to high levels of contracted off-take for the year. Continued growth in Chinese cobalt supply arising from imports of low-grade intermediate feeds from the Democratic Republic of Congo accentuated the impact of declining Chinese consumption in the second half of 2004. The result was a small supply surplus of approximately 430 tonnes at the end of 2004.

MARKET OUTLOOK

Nickel

        Current nickel-market fundamentals project a tight market again in 2005, with an expected deficit of 10,000 tonnes. Nickel production is set to increase. However, with no major new projects expected to come on-stream until 2006, supply will remain constrained. On the demand side, stainless steel production growth is forecast at 6%, while the high-nickel-alloy market is also expected to grow at an accelerated rate. As stainless-steel scrap volumes have been drawn down, the availability of scrap is not anticipated to keep pace with new production. In China, rising nickel imports point to consumer restocking and improved demand. Given the continued outlook for strong nickel demand versus a backdrop of supply-side constraints and low inventories, the nickel price likely will remain volatile within a historically high range. Nickel prices should remain well supported, as the market remains vulnerable to supply-side disruptions.

Copper

        As a result of the higher prices, global copper mine production is forecast to increase by a further 1.6 million tonnes in 2005, with the continued ramp-up of brownfield expansions and the commissioning of a number of greenfield projects. With supply pipelines replenished and improved concentrate availability, global refined metal production is also forecast to increase by 1.6 million tonnes. As global economic growth is projected to ease slightly in 2005, the growth in copper consumption is forecast to slow to 4%, reflecting moderating demand in China and the United States. The projected market deficit is currently 170,000 tonnes for the year, significantly less than in 2004. But copper prices can be expected to remain at historically high levels while the supply/demand deficit is projected to persist in 2005.

Cobalt

        The supply/demand prospects for cobalt for 2005 are anticipating a balanced market. Global demand is forecast to grow 6%, reflecting a strong recovery in super-alloy demand for turbine engine manufacture for aviation and power generation, and a resumption of demand growth in China. New production from the Coral Bay project in the Philippines, and moderate supply growth from low-grade intermediate feeds processed in China, will help supply keep pace with demand. Downward price movement is expected to extend into first quarter 2005, and until such time as inventories at battery manufacturers in Japan fall to normal levels.

TRENDS, RISKS AND UNCERTAINTIES

Sensitivities

        Falconbridge's earnings are primarily sensitive to changes in metal prices, exchange rates and energy prices. The following tables illustrate the impact of a change in these variables on operating income, earnings and cash flow. The impact of a change in either variable assumes the other variables remain constant.

			Impact on
($ MILLIONS)	Change in Realized Price (US$)		Operating Income	Earnings(a)	Cash Flow
Nickel		$0.50 per pound	70	50	65
Ferronickel		0.50 per pound	30	15	15
Copper		0.10 per pound	83	58	78
Zinc		0.05 per pound	13	9	12
Cobalt		1.00 per pound	4	3	4
Platinum and Palladium		100.00 per ounce	14	10	13
Silver		1.00 per ounce	8	5	7
Oil		1.00 per bbl	4	2	2
Exchange rate (US$ vs. Cdn$)	Cdn$	0.01	4	3	4
(a)
Difference between earnings and cash flow relates to deferred tax amount

        Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The sensitivity table above reflects the impact of such currency hedges. In addition, Falconbridge may use futures and option contracts to hedge the effect of price changes on a portion of the metals it sells. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Fluctuating Metal Prices

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves, business, financial condition, liquidity and operating results.

Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supra-governmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedances.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol will enter into force in February of 2005. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution, or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or the steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour Relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place.

        Two collective agreements will expire in 2005. The contract covering the production and maintenance employees at the Kidd Metallurgical site will expire on September 30, 2005. The contract covering the production and maintenance employees at Falcondo will expire on November 30, 2005.

        Collective agreements covering Falconbridge's unionized workers at Raglan, Lomas Bayas, Sudbury division, Nikkelverk and Collahuasi will expire between 2006 and 2007. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

        Falconbridge's reported mineral reserves as of year-end 2004 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining mineral reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian kroner, Chilean peso, Euro, Japanese yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars, although there are costs denominated in the domestic currency, while Nikkelverk's costs are incurred in Norwegian kroner. Falconbridge's Consolidated Financial Statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which has materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counter-Party Risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At December 31, 2004, approximately $828 million, or 58% of Falconbridge's total debt of $1,437 million, was subject to variable interest rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps. To the extent that interest rate hedges are not eligible for hedge accounting, mark-to-market changes will impact reported results of operations.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counter-parties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

        Foreign currency and interest rate swap contracts are maintained with counter-parties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counter-parties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

Energy Supply and Prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign Operations

        A large portion of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities, and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Treatment and Refining Charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond Falconbridge's control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges Falconbridge realizes.

Legal Proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

ADDITIONAL INFORMATION

        Additional information relating to Falconbridge, including Falconbridge's annual information form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Accounting Responsibilities, Procedures and Policies

The Board of Directors which, among other things, is responsible for Falconbridge's Consolidated Financial Statements, delegates to management the responsibility for the preparation of the statements. Responsibility for their review is that of the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

        In preparing the Consolidated Financial Statements, great care is taken to use the appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financial position and the results of operations. The principal accounting policies followed by Falconbridge are summarized on pages 65 to 68.

        The accounting systems employed by Falconbridge include appropriate controls, checks and balances to provide reasonable assurance that Falconbridge's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. Falconbridge believes its systems provide the appropriate balance in this respect.

        The Audit Committee is appointed by the Board of Directors annually and is currently comprised of four non-management, independent directors. The Committee meets with management and with the independent auditors (who have free access to the Audit Committee) to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

/s/ NEVILLE KIRCHMANN Neville Kirchmann Chairman of the Audit Committee	/s/ AARON REGENT Aaron Regent President & Chief Executive Officer	/s/ MICHAEL DOOLAN Michael Doolan Senior Vice-President & Chief Financial Officer

Auditors' Report

To the Shareholders of Falconbridge Limited:

We have audited the Consolidated Statements of Financial Position of Falconbridge Limited ("Falconbridge") as at December 31, 2004 and 2003, and the Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of Falconbridge's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Falconbridge as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE AND TOUCHE LLP Deloitte and Touche LLP Chartered Accountants
Toronto, Ontario January 31, 2005

Consolidated Statements of Earnings

(IN MILLIONS OF US$)
Years ended December 31	2004	2003
	Restated — Note 2
Revenues	$3,070	$2,083
Operating expenses
Costs of sales
Costs of metal and other product sales	1,682	1,413
Depreciation of plant and equipment	192	179
Amortization of development and preproduction expenditures	82	70

	1,956	1,662
Selling, general and administrative	108	86
Exploration	20	23
Research and process development	12	13
Other expenses/(income) (Note 16)	5	(2)

	2,101	1,782

Operating income	969	301

Interest (Note 11)	37	43

Earnings before taxes and non-controlling interest	932	258
Income and mining taxes (Note 7)	248	63
Non-controlling interest in earnings of subsidiary	12	4

Earnings for the year	$672	$191
Dividends on preferred shares	7	9

Earnings attributable to common shares	$665	$182

Basic earnings per common share (Note 10(c))	$3.71	$1.03
Diluted earnings per common share (Note 10(c))	$3.69	$1.02

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Financial Position

(IN MILLIONS OF US$)
As at December 31	2004	2003
	Restated — Note 2
ASSETS
Current
Cash and cash equivalents (Note 12)	$645	$298
Accounts and metals settlements receivable (Note 15)	332	258
Inventories (Note 3)	573	442

Total current assets	1,550	998

Property, plant and equipment (Note 4)	3,195	2,970
Deferred expenses and other assets (Note 5)	373	204

Total assets	$5,118	$4,172

LIABILITIESANDSHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges (Note 15)	$335	$255
Income and other taxes payable	34	23
Long-term debt due within one year (Note 6)	248	71

Total current liabilities	617	349

Long-term debt (Note 6)	1,189	1,356
Future income and mining taxes (Note 7)	355	205
Employee future benefits (Note 8)	112	150
Other long-term liabilities (Note 9)	247	147
Non-controlling interest	35	27

Total liabilities	$2,555	$2,234

Commitments and contingencies (Notes 6, 9, 14, 17)
Shareholders' equity	2,563	1,938

Total liabilities and shareholders' equity	$5,118	$4,172

(See accompanying Notes to Consolidated Financial Statements)

On behalf of the Board:

/s/ DAVID KERR David Kerr, Director	/s/ AARON REGENT Aaron Regent, Director

Consolidated Statements of Shareholders' Equity

	Years ended December 31
	Number	2004 Amount	Number	2003 Amount
	(In Millions of US$)
			Restated — Note 2
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of year	178,792,492	$1,450	177,603,432	$1,430
Repurchased and cancelled (Note 10(d))	—	—	(600,000)	(5)
Issued pursuant to employee stock option plan (Note 10(a))	977,698	16	1,789,060	25

Balance, end of year	179,770,190	1,466	178,792,492	1,450

Preferred shares Series 1 (Note 10(b))
Balance, beginning and end of year	89,835	1	89,835	1

Preferred shares Series 2 (Note 10(b))
Balance, beginning of year	7,910,165	129	7,910,165	129
Conversion of units	(3,122,882)	(51)	—	—

Balance, end of year	4,787,283	78	7,910,165	129

Preferred shares Series 3 (Note 10(b))
Balance, beginning of year	—	—	—	—
Conversion of units	3,122,882	51	—	—

Balance, end of year	3,122,882	51	—	—

Contributed surplus
Balance, beginning of year		2		2
Amortization of fair value of stock options		1		—

Balance, end of year		3		2

Surplus (Deficit)
Balance, beginning of year		139		(6)
Adjustment for change in accounting standard
Asset retirement obligations (Note 2)		—		14
Earnings for the year		672		191
Dividends — Common shares		(55)		(50)
— Preferred shares		(7)		(9)
Loss on repurchase of common shares (Note 10(d))		—		(1)

Balance, end of year		749		139

Cumulative translation adjustment		215		217

Total shareholders' equity		$2,563		$1,938

(See accompanying Notes to Consolidated Financial Statements)

Consolidated Statements of Cash Flows

	Years ended December 31
	2004	2003
	Restated — Note 2
	(In Millions of US$)
Operating activities
Earnings for the year	$672	$191
Add (deduct) items not affecting cash
Depreciation of plant and equipment	192	179
Amortization of development and preproduction expenditures	82	70
Future income and mining taxes (Note 7)	152	25
Non-controlling interest in earnings of subsidiary	12	4
Other	(5)	6
Contributions to pension fund in excess of amounts expensed	(38)	(30)

Cash provided by operating activities before working capital changes	1,067	445
Net change in receivables, inventories and payables	(99)	(1)

Cash provided by operating activities	968	444

Investing activities
Capital investments and deferred project costs	(573)	(370)
Proceeds on disposal of assets	1	—
Other	(1)	(18)

Cash used in investing activities	(573)	(388)

Financing activities
Long-term debt, including current portion (Note 6):
Issued	60	246
Repaid	(60)	(130)
Dividends paid — Common shares	(55)	(50)
— Preferred shares	(6)	(8)
— Minority shareholders of Falcondo	(3)	—
Repurchase of common shares	—	(6)
Issue of common shares (Note 10(a))	16	25

Cash (used in) provided by financing activities	(48)	77

Cash provided during the year	347	133
Cash and cash equivalents, beginning of year	298	165

Cash and cash equivalents, end of year	$645	$298

Supplementary information:
Cash paid for interest	$63	$59
Cash paid for income and mining taxes	$89	$17

(See accompanying Notes to Consolidated Financial Statements)

Notes to Consolidated Financial Statements

(TABULAR FIGURES IN MILLIONS OF US$, EXCEPT WHERE OTHERWISE NOTED)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Consolidated Financial Statements of Falconbridge Limited have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), consistently applied (Note 2). In these Consolidated Financial Statements, references to the Corporation mean only Falconbridge Limited, the parent company, and references to Falconbridge include the Corporation and its consolidated subsidiaries. The principal accounting policies followed by Falconbridge are summarized hereunder.

Basis of Consolidation

        Falconbridge consolidates the financial statements of subsidiary companies and proportionately consolidates the financial statements of joint ventures.

Translation of Foreign Currencies

        Effective July 1, 2003, the functional currency of Falconbridge was changed from the Canadian to U.S. dollar. Concurrent with this change in functional currency, Falconbridge adopted the U.S. dollar as its reporting currency.

        Prior to the change, foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year, except when hedged. Certain monetary items were hedged by foreign currency forward and option contracts. Financial statements of self-sustaining foreign operations were translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at year-end while revenue and expense items (including depreciation and amortization) are translated at the average exchange rates prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity. The Corporation used a combination of its U.S. dollar long-term debt and forward exchange contracts and options for the sale of U.S. dollars to fully hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

        Subsequent to the change, the Corporation does not have any self-sustaining subsidiaries whose functional currency is not the U.S. dollar. Balances denominated in currencies other than the U.S. dollar, and the financial statements of integrated foreign operations, are translated into U.S. dollars using the temporal method described above. The economic exposure of certain foreign currency monetary items are managed through the use of foreign currency forward and option contracts.

Revenue Recognition

        Revenues are generated from the sale of refined metals, concentrates and ferronickel, and are recorded in the accounts when the ownership and control of goods passes to the buyer, which generally occurs upon shipment. Prices used for provisionally-priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Valuation of Inventories

        Metals inventories are valued at the lower of cost, determined on a "first-in, first-out" basis, and net realizable value. Supplies inventories are valued at the lower of average cost of acquisition, less appropriate allowances for obsolescence, and replacement cost. Effective January 1, 2003, Falconbridge retroactively changed its accounting policy for inventory costing. Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold.

Financial Instruments

        Falconbridge periodically uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Falconbridge also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt.

        Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities and currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

        Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transactions.

        The net interest received/paid on interest rate swap agreements that qualify for hedge accounting is reflected as a reduction from/addition to interest on the statement of earnings. For contracts that do not qualify for hedge accounting, or for those which Falconbridge does not seek hedge accounting, the net interest received/paid on those positions is not shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other expenses/(income) together with the change in fair value of those contracts during the period (see Note 2 — Accounting changes; Note 16 — Other expenses/(income); and Note 11 — Interest).

Interest

        Falconbridge capitalizes a portion of its interest costs incurred on corporate debt to all major projects prior to commencement of commercial production. Interest costs incurred after the commencement of commercial production are expensed.

Property, Plant and Equipment

        Property, plant and equipment and related capitalized interest and development and preproduction expenditures are recorded at cost. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Under the provisions of the new standard for asset retirement obligations, an increase to the carrying amount of the related asset equal to the fair value of the legal obligation for asset retirement is recorded as incurred (see Note 2 — Accounting changes).

        Falconbridge generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. At the Kidd Creek operations, mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Reduction and refining facilities are depreciated on the straight-line basis over the life of the related asset. Generally, Falconbridge calculates depreciation on a straight-line basis at rates varying from 5% to 25%. Assets are depreciated and charged to depreciation expense on the straight-line basis over the life of the associated asset.

        Amortization of resource properties is provided over the estimated lives of the reserves recoverable from the properties on the unit of production basis.

        Development and preproduction expenditures are capitalized until the commencement of commercial production. These, together with certain subsequent development expenditures, which are also capitalized, are amortized over periods not exceeding the lives of the producing mines and properties.

        Annually, or as required, Falconbridge assesses its long-lived assets for impairment. The first step in this assessment determines whether impairment exists, and, if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of any impairment loss, determined as the amount by which the long-lived asset's carrying value exceeds its fair value, is charged to earnings with a corresponding reduction in the book value of the related asset (see Note 2 — Accounting changes).

Exploration

        Exploration costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are expensed. Costs incurred subsequent to the determination of economically recoverable reserves, including allocated interest costs, are deferred. Upon reaching commercial production, such deferred costs are amortized as appropriate under the policy for property, plant and equipment as described above.

Employee Future Benefits

        The costs of retirement benefits and other benefit obligations are recognized over the period in which employees render services in return for the benefits.

        Pension expense recorded for Falconbridge's defined benefit plans is the net of management's best estimate of the cost of benefits provided, the interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and other pension plan surpluses or deficits. Plan obligations are discounted using rates that reflect the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The return on plan assets assumption and the discount rate, salary and inflation assumptions used to value the plan obligations are reviewed annually. The assumption is based on expected returns for the various asset classes.

        Pension fund assets are presented at fair market value. Pension plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized, on a straight-line basis, over the expected average remaining service life (EARSL) of the employee group or the term of the employment contract to which the items relate, depending on the nature of the item. Funding is subject to applicable government regulations.

        Under its defined contribution retirement savings program, Falconbridge makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

        Falconbridge also provides certain health care and life insurance benefits for retired employees and their dependents. The cost of these benefits is expensed over the period in which the employees render services in return for the benefits.

Income and Mining Taxes

        Current income taxes are recognized for the estimated income and mining taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses, available to be carried forward to future years for tax purposes, that are likely to be realized. Where appropriate, income and withholding taxes are provided on the portion of any interest in consolidated foreign subsidiaries' undistributed net income, which it is reasonable to assume, will be transferred in a taxable distribution.

Asset Retirement Obligations

        Falconbridge records a liability for its long-term asset retirement obligations, equal to the fair value of the legal obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the legal obligation for asset retirement is assessed annually.

        A provision for asset retirement is not recorded for assets with indeterminate lives until sufficient information exists to estimate the timing of settlement. As such, although Falconbridge will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek, these assets are not included in the provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement (see Note 2 — Accounting changes).

Stock Option Plan

        Falconbridge accounts for stock options using the fair value method. Compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Falconbridge primarily uses estimates in the determination of asset lives to compute depreciation, asset impairment, the cost of employee future benefits, asset retirement obligations, mineral reserves, taxes, derivatives and allowances for unrecoverable receivables. Actual results could differ from those estimates.

2.    ACCOUNTING CHANGES

Adoption of New Accounting Standards

        Effective January 1, 2004, Falconbridge adopted four new accounting standards and guidelines issued by the Canadian Institute of Chartered Accountants (CICA); Asset Retirement Obligations (CICA 3110), Hedging Relationships (AcG 13), Impairment of Long-lived Assets (CICA 3063), and Generally Accepted Accounting Principles (CICA 1100).

Asset Retirement Obligations

        Under the previous policy, costs related to ongoing site restoration programs were expensed when incurred, while a provision for mine closure and site closure costs was charged to earnings over the life of the operations. Under the new standard, a long-term obligation, equal to the fair value of the legal obligation for asset retirement and a corresponding increase to the carrying amount of the related asset, determined at the date of adoption, is recorded. The key assumptions on which the fair value of the asset retirement obligations is based, include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. Falconbridge uses discount rates ranging from 5.0% to 6.5%. Under the accounting standard, a provision for asset retirement is not required to be recorded for assets with indeterminate lives until such time as sufficient information exists to estimate a range of settlement dates. As such, although Falconbridge will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek, these assets are not included in the provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement. As of December 31, 2004, with respect to Falconbridge's other asset retirement obligations, undiscounted cash outflows approximating $470 million are expected to occur over a period ranging from 1 to 62 years. The asset is being depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is being accreted with a corresponding charge to operating income. This standard has been applied retroactively with restatement of prior years.

        As of January 1, 2003, the cumulative impact of the adoption of the standard was to increase retained earnings by $14 million, increase property, plant and equipment by $69 million, increase accumulated depreciation by $13 million, increase the provision for asset retirement by $37 million, and increase future income taxes by $5 million. The adoption of this standard resulted in a decrease of $3 million to previously reported earnings for the year ended December 31, 2003. Consequently, the effect of this restatement on previously reported basic earnings per common share is a decrease of $0.02. Further disclosure regarding asset retirement obligations is presented in Note 9 — Other long-term liabilities.

Hedging Relationships

        As of January 1, 2004, Falconbridge adopted CICA guideline AcG 13 which establishes new standards for when hedge accounting may be applied. This standard is applied prospectively without restatement of prior period results. Under the provisions of the guideline, Falconbridge's interest rate swaps were deemed to be in a hedging relationship, as a fair value hedge of a portion of the Corporation's debt, prior to, but not as at, the date of the guideline's implementation. As such, on January 1, 2004, Falconbridge recorded a deferred mark-to-market gain of $27 million on its interest rate hedges, while recording a long-term receivable and a long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. Under the provision of the standard the mark-to-market gain is amortized into income, as a reduction of interest expense, over the life of the underlying hedged debt (see Note 11 — Interest). For the year ended December 31, 2004, $7 million of this deferred gain was amortized into income as part of interest expense.

        Subsequent to the implementation of the guideline, Falconbridge has to prove hedge effectiveness in order to qualify for hedge accounting. Falconbridge's interest rate swaps did not qualify for hedge accounting until April 22, 2004. Upon qualification for hedge accounting, the long-term receivable and long-term payable, representing the fair value of the hedges which qualified on April 22, 2004, are amortized into interest expense (see Note 11 — Interest). For the year ended December 31, 2004, a mark-to-market loss of $1 million was recorded for those contracts that were not eligible for hedge accounting. For contracts that qualify for hedge accounting, the net interest received/paid on those positions is shown as a reduction from/addition to interest on the statement of earnings. For contracts that do not qualify for hedge accounting or for those which Falconbridge does not seek hedge accounting, the net interest received/paid on those positions is not shown as a reduction from/addition to interest, on the statement of earnings, but is shown as a component of other expenses/(income) together with the change in fair value of those contracts during the period (see Note 16 Other expenses/(income) and Note 11 — Interest).

        For energy price hedge contracts not eligible for hedge accounting, Falconbridge recorded at January 1, 2004, a deferred mark-to-market gain of $3 million. $2 million of this deferred gain was amortized into income during the year ended December 31, 2004. In addition, Falconbridge recorded a $1million mark-to-market gain on those contracts during the year ended December 31, 2004.

        Under the provisions of the new guideline, Falconbridge continues to be eligible for hedge accounting for forward contracts and option contracts used as a currency hedge of Canadian dollar operating costs. Falconbridge did not seek hedge accounting for forward contracts and option contracts used as an economic currency hedge of Canadian dollar denominated monetary assets and liabilities. These contracts continue to be marked to market (see Note 14 — Financial instruments).

Impairment of Long-lived Assets

        CICA section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Falconbridge effective January 1, 2004. Under the provision of the standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset's carrying value exceeds its fair value. Falconbridge has not incurred an impairment loss on any of its long-lived assets as a result of the implementation of this standard.

Generally Accepted Accounting Principles

        Effective January 1, 2004, Falconbridge adopted CICA 1100, which establishes standards for financial reporting in accordance with generally accepted accounting principles. CICA 1100 describes what constitutes Canadian generally accepted accounting principles and its sources. The standard provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosure when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this section is applied to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. No cumulative catch-up adjustment is made to such balances. Implementation of this standard has had no significant impact on Falconbridge.

Change in Functional and Reporting Currency

        Effective July 1, 2003, the functional currency of Falconbridge was changed from the Canadian to the U.S. dollar. In general, this change resulted from a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, Falconbridge adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing U.S./Canadian dollar foreign exchange spot rate, while earnings for those periods were translated at the average rate for each period. Equity transactions have been translated at historic rates, with opening equity on January 1, 1999, restated at the rate of exchange on that date. The resulting net translation adjustment has been credited to the cumulative translation adjustment account.

3.    INVENTORIES

        Inventories consist of the following:

As at December 31	2004	2003
Metals in process	$294	$218
Finished metals	157	123
Supplies	115	85
Raw materials	7	16

	$573	$442

4.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following:

As at December 31	2004			2003
	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Plant and equipment:
Mines, mining plants and ancillary mining assets	$2,986	$1,413	$1,573	$2,771	$1,277	$1,494
Smelters	548	348	200	535	328	207
Refineries	692	432	260	673	405	268
Other	186	125	61	165	118	47

	4,412	2,318	2,094	4,144	2,128	2,016
Land and properties	297	171	126	292	159	133

	$4,709	$2,489	$2,220	$4,436	$2,287	$2,149

Development and preproduction expenditures, net			975			821

			$3,195			$2,970

5.    DEFERRED EXPENSES AND OTHER ASSETS

        Deferred expenses and other assets consist of the following:

As at December 31	2004	2003
Deferred pre-development costs	$186	$130
Unrealized gain on interest rate swap contracts	89	—
Unrealized gain on Canadian debt hedge contract	31	24
Inventories and supplies	23	14
Debt discount and issue expenses, net	8	10
Water rights	7	7
Employee housing advances	3	4
Other	26	15

	$373	$204

6.    LONG-TERM DEBT

        Long-term debt consists of the following:

As at December 31	2004	2003
Falconbridge Limited:
7.35% Debentures, due November 1, 2006 (a)	$250	$250
7.35% Debentures, due June 5, 2012 (a)	250	250
5.375% Debentures, due June 1, 2015 (a)	250	250
7.375% Debentures, due September 1, 2005 (a)	200	200
8.50% Debentures, due December 8, 2008 (Cdn$175.0 million) (b)	145	135
Compañía Minera Doña Inés de Collahuasi S.C.M.: Senior Debt (c)	282	282
Compañía Minera Lomas Bayas: Term Loan (d)	60	60

Total	1,437	1,427
Less: long-term debt due within one year	248	71

	$1,189	$1,356

(a)
The Corporation has entered into a number of interest rate swap and option transactions with terms up to 11 years. As a result of these transactions, at December 31, 2004, interest costs on $550 million (2003 — $550 million) of the debentures were swapped to an average fixed interest rate of 6.01% (2003 — 6.01%) and interest costs on $400 million (2003 — $400 million) were swapped to a floating rate basis at an average interest rate of 4.45% (2003 — 3.28%). The weighted average interest rate on these debentures at December 31, 2004, was 5.35% (2003 — 4.86%). If these positions had been settled at December 31, 2004, the Corporation would have received $21 million (2003 — received $24 million).

(b)
The Corporation has entered into several cross currency interest rate swap transactions with terms of four years. As a result of these transactions, at December 31, 2004, interest costs on $86 million (2003 — $86 million) of the debentures were swapped to an average floating interest rate of 6.74% (2003 — 5.32%) and interest costs on $25 million (2003 — $25 million) were swapped to a fixed interest rate of 5.00% (2003 — 5.00%). If these positions had been settled at December 31, 2004, the Corporation would have received $45 million (2003 — received $31 million).

(c)
In December 2004, Collahuasi renegotiated the terms of their outstanding senior debt. The term has been extended to December 15, 2011. The principal is repayable in equal semi-annual installments. The weighted average interest rate on the senior debt outstanding at December 31, 2004, was 2.88% (2003 — 2.52%).

(d)
In December 2004, Lomas Bayas repaid their existing loan and entered into a new Term Loan in the amount of $60 million. The loan is due January 2, 2008 and has semi-annual principal repayments of $7.5 million, commencing July 2, 2005. The interest rate on the loan at December 31, 2004 was 3.62% (December 31, 2003 — 3.66%).

Available Financing Facilities

        The Corporation has unsecured committed Credit Facilities with various banks outstanding at December 31, 2004 (individually a "Credit Facility" and collectively the "Credit Facilities"). These three-year revolving Credit Facilities mature on December 13, 2007. The aggregate principal amount of the Credit Facilities is $475 million (2003 — $405 million). The revolving period of the Credit Facilities may be renewed and extended annually to maintain the three-year term of the revolver. Borrowings may be made under the Credit Facilities in Canadian dollars in the form of prime rate loans or bankers' acceptances or in U.S. dollars in the form of U.S. base rate loans or LIBOR loans. In some cases, borrowings may be in the form of letters of credit, which offset amounts available under the Credit Facility. As at December 31, 2004, the Corporation had no borrowings (2003 — nil) and had drawn letters of credit totaling $18 million (2003 — $17 million) under a Credit Facility, leaving an unused balance of $457 million.

        The Corporation also has an uncommitted letter of credit facility of $21 million. At December 31, 2004, $17 million (2003 — $15 million) of letters of credit had been issued under this facility.

        The Corporation has also established a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at December 31, 2004, the Corporation had no Commercial Paper outstanding (2003 — nil).

        Long-term debt will mature as follows:

Years ending December 31,
2005	$248
2006	305
2007	55
2008	208
2009	40
thereafter	581

$1,437

        The weighted average interest rate on the long-term debt portfolio, including the effect of interest rate swap agreements, at December 31, 2004, was 4.87% (2003 — 4.37%).

        At December 31, 2004, the fair market value of Falconbridge's total debt, excluding the effect of interest rate swap agreements, was $1,507 million (2003 — $1,521 million).

        On January 6, 2004, the Corporation filed a short form base shelf prospectus that provided for the issuance, during a twenty-five month period ending February 2006, of debt securities of up to $600 million. To date no amounts have been drawn under this arrangement.

7.    INCOME AND MINING TAXES

(a)
Consolidated income and mining taxes consist of the following:

Years ended December 31	2004	2003
Current
Federal and provincial income taxes	$5	$4
Foreign taxes	91	34

	96	38

Future
Federal and provincial income taxes	38	(6)
Provincial mining taxes	16	4
Foreign taxes	98	27

	152	25

	$248	$63

(b)
The difference between the amount of the reported consolidated income and mining taxes and the amount computed by multiplying the earnings before taxes by the Corporation's applicable tax rates is reconciled as follows:

Years ended December 31	2004	2003
Taxes computed using the Corporation's tax rates*	$358	$101
Adjust for —
Foreign tax rates, net (i)	(83)	(41)
Currency translation adjustments	13	12
Resource and depletion allowances	(22)	(11)
Mining taxes	16	6
Non-claimable expenses	12	8
Non-taxable income	(4)	(3)
Canadian income tax rate changes	—	(9)
Establishment of a previously unrecognized tax asset – Lomas Bayas	(14)	—
Other	(28)	—

Income and mining taxes	$248	$63

*Federal and provincial income tax rates	38.44%	39.12%

(i)
The Corporation has foreign subsidiaries that have undistributed earnings on which no taxes have been provided. These earnings, which amount to approximately $541 million (2003 — $411 million), have been permanently reinvested outside Canada and are used to finance non-Canadian investments, and exploration and development projects.

(c)
The components of the future income tax liability are as follows:

As at December 31	2004	2003
Future income and mining tax liabilities
Development and preproduction	$210	$175
Property, plant and equipment	205	219
Foreign exchange	33	9
Accrued witholding taxes	67	32
Pensions	23	5
Exploration	—	2
Other	22	5

	560	447

Future income and mining tax assets
Non-capital losses	32	129
Post-retirement benefits	66	58
Reclamation provisions	45	19
Exploration	15	—
Research and development	21	16
Inventory obsolescence	10	9
Other	16	11

	205	242

Net future income and mining tax liability	$355	$205

8.    EMPLOYEE FUTURE BENEFITS

        Falconbridge has a number of defined benefit plans providing pension, health, dental and life insurance benefits for certain salaried and hourly-rated employees. Pension benefits are calculated based upon length of service and either final average pensionable earnings or a specified amount per year of service. Funding and pension plan assets (which consist principally of cash, equity securities and fixed income securities) for the defined benefit plans are primarily governed by the Ontario Pension Benefits Act.

        Falconbridge also has a number of capital accumulation plans. The Kidd Creek operations and Société Minière Raglan du Québec Ltée make monthly contributions on behalf of employees under a deferred profit sharing plan and a group RRSP respectively. In 2003, Falconbridge offered certain groups of office employees at the corporate office and Sudbury divisions the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 30% of eligible employees chose to make the switch with $7 million in assets to be allocated to the defined contribution plan. Effective January 1, 2003, all new office employees are only eligible to join the defined contribution plan. Under the terms of this plan, Falconbridge contributes 5% of the employee's pensionable earnings and matches 50% of employee's contributions, up to 2% of the employee's pensionable earnings.

        The funded status of Falconbridge's defined benefit pension plans and post-employment benefit plans other than pensions, are as follows:

Defined Benefit Pension Plans

As at December 31	2004			2003
	Plans where assets exceed benefits	Plans where benefits exceed assets	Net	Plans where assets exceed benefits	Plans where benefits exceed assets	Net
Plan assets at fair value	$25	$763	$788	$65	$587	$652
Projected benefit obligations	12	957	969	51	787	838

Plan assets in excess of (less than) projected benefit obligations	$13	$(194)	$(181)	$14	$(200)	$(186)

Other Benefit Plans

As at December 31	2004			2003
	Plans where assets exceed benefits	Plans where benefits exceed assets	Net	Plans where assets exceed benefits	Plans where benefits exceed assets	Net
Plan assets at fair value	$22	$—	$22	$18	$—	$18
Projected benefit obligations	17	269	286	16	229	245

Plan assets in excess of (less than) projected benefit obligations	$5	$(269)	$(264)	$2	$(229)	$(227)

        The accrued asset, net of valuation allowance (liability) for employee future benefits on the Consolidated Statements of Financial Position, are as follows:

As at December 31	2004	2003
Defined pension plans	$80	$21
Other benefit plans	(192)	(171)

Employee future benefits	$(112)	$(150)

        Falconbridge's post-retirement benefit expense included the following components:

Years ended December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Current service cost	$10	$5	$11	$3
Interest cost	52	15	52	13
Expected return on plan assets	(46)	(1)	(40)	(1)
Amortization of:
Past service costs	2	—	3	—
Net actuarial losses	13	3	14	2
Valuation allowance provided against plan asset	(5)	—	(3)	—
Settlement losses	—	—	2	—

Defined benefit plan expense	26	22	39	17
Defined contribution plan expense	8	—	8	—

Post-employment benefit expense	$34	$22	$47	$17

Reconciliation of Defined Benefit Expense recognized with Defined Benefit Expense Incurred

        In accordance with Section 3461 of the CICA Handbook, the expense recognized in the financial statements includes the amortization of gains and losses as well as past service costs arising in the current and prior periods. The table below reconciles the expense recognized with the expense incurred in each period. The expense incurred reflects the full amount of gains and losses and past service costs arising in the current period, and does not include the amortization of amounts realized in previous periods.

Years ended December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Defined benefit expense recognized	$26	$22	$39	$17
Difference between:
Expected and actual return on plan assets	(18)	—	(32)	—
Actuarial losses (gains) amortized and actuarial losses (gains) arising	44	12	38	41
Past service costs amortized and past service costs arising	4	—	(3)	1
Change in valuation allowance	5	—	2	—

Post-employment benefit expense "incurred"	$61	$34	$44	$59

        The change in the funded status of Falconbridge's post-retirement benefit plans was as follows:

As at December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Projected benefit obligations
Balance at beginning of year	$838	$246	$657	$165
Current service cost	10	5	11	3
Benefits paid	(61)	(14)	(58)	(13)
Interest cost	52	15	52	13
Actuarial losses	56	14	52	43
Settlements	—	—	(8)	—
Amendments	6	—	—	—
Curtailments	1	—	—	—
Net transfers in	—	—	1	—
Effect of exchange rate changes	67	20	131	34

Projected benefit obligations at end of year	$969	$286	$838	$245

Plan assets
Balance at beginning of year	$652	$18	$481	$10
Actual return on plan assets	63	1	72	1
Employer contributions	79	15	65	18
Benefits paid	(61)	(14)	(55)	(13)
Settlements	—	—	(6)	—
Net transfers in	—	—	1	—
Effect of exchange rate changes	55	2	94	2

Fair value of plan assets at end of year	$788	$22	$652	$18

Plan deficit	$181	$264	$186	$227

        The total cash payments for the year made by Falconbridge to the benefit plans were as follows:

As at December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Defined benefit	$79	$15	$65	$18
Defined contribution	8	—	8	—

Total	$87	$15	$73	$18

        A breakdown of the plan assets by major asset category was as follows:

As at December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Equity securities	50%	—	55%	—
Debt securities	50%	100%	45%	100%

Total	100%	100%	100%	100%

        The measurement date used for financial reporting purposes of the plan assets and benefit obligations is December 31. With respect to the significant Canadian pension plans, the most recent actuarial valuations required for funding purposes were prepared as of January 1, 2004 and the effective date of the next required funding actuarial valuations is January 1, 2005.

As at December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Reconciliation of projected benefit obligation to deficit
Accrued benefit (asset)/liability	$(80)	$192	$(21)	$171
Unamortized past service costs	5	(1)	1	1
Unamortized net actuarial losses	256	73	212	55

Accrued benefit liability	181	264	192	227
Valuation allowance	—	—	(6)	—

Plan deficit	$181	$264	$186	$227

        The significant actuarial assumptions used in measuring Falconbridge's pension and other benefit obligations and expense were as follows:

As at December 31	2004		2003
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Weighted average assumptions used to calculate benefit expense
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	3.50%	3.50%
Weighted average assumptions used to calculate benefit obligation at end of year
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increase	3.50%	3.50%
Effect of 1% increase in assumed health care cost trend rates
Total of service and interest cost components			$3	$2
Post-employment benefit obligation			37	31
Effect of 1% decrease in assumed health care cost trend rates
Total of service and interest cost components			$(2)	$(2)
Post-employment benefit obligation			(30)	(26)

        The health care cost trend rate is assumed to start at 8.5% for 2004 (2003 — 9.0%), decreasing to an ultimate medical trend rate of 4.5% (2003 — 4.5%).

9.
OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consist of the following:

As at December 31	2004	2003
Asset retirement obligations (a)	$149	$132
Unrealized loss on interest rate swap contracts	67	—
Unamortized deferred fair value loss on interest rate swaps	20	—
Other	11	15

	$247	$147

(a)
The business conducted by Falconbridge has been, and may in the future be, affected by changes in environmental legislation and other requirements including those related to asset retirement obligations and progressive site restoration costs. As Falconbridge operates in many countries, both the likelihood of changes in legislation and its impact upon Falconbridge are not predictable. Falconbridge's policy is to meet and, if possible, surpass standards set by relevant legislation, through the application of innovative and technically proven economical measures in advance of prescribed deadlines. Falconbridge incurs substantial removal and site restoration costs on an ongoing basis, which, it believes, will mitigate future removal and site restoration costs. A long-term obligation, equal to the fair value of the legal obligation for asset retirement is recorded based on an annual assessment of projected asset retirement and progressive reclamation costs. The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. Falconbridge uses discount rates ranging from 5.0% to 6.5%. As of December 31, 2004, undiscounted cash outflows approximating $470 million are expected to occur over a period ranging from 1 to 62 years. Falconbridge will be subject to asset retirement obligations for its refinery in Norway, its power plant at Falcondo, as well as for the metallurgical facilities at Sudbury and Kidd Creek. However, these assets are not included in the provision for asset retirement as sufficient information is not available at this time to estimate the timing of settlement.

  In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

  The following table explains the change in the asset retirement obligations:

As at December 31	2004	2003
Asset retirement obligations, beginning of year	$132	$98
Liabilities incurred	5	18
Liabilities settled	(5)	(9)
Gain on settlement of liabilities	(5)	—
Accretion expense	8	7
Revisions in estimated cash flows	7	—
Foreign exchange	7	18

Asset retirement obligations, end of year	$149	$132

10.   SHARE CAPITAL

(a)   Employee Stock Option Plan

        The Corporation has a stock option plan, through which options may be granted to officers and employees for the purchase of common shares. Options are granted at prices equal to the closing market value on the last trading day or period prior to the grant. Stock options granted from 1997 through December 31, 1999 have a 10-year term and contain vesting provisions of 20% on the first anniversary date following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted since January 1, 2000, have a 10-year term with the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable. In 2002, the Corporation amended the terms of its outstanding stock options to eliminate the cash settlement feature. Selling, general and administrative expenses for 2004 include compensation costs of $2 million (2003 — $2 million) relating to outstanding options granted since January 1, 2002.

        During 2004, two stock option series were granted totaling 385,500 options having a weighted-average fair value of Cdn$11.19 per share. The compensation expense associated with these stock options series was calculated using the Black-Scholes valuation model assuming the following weighted-average parameters; 10-year term, 27% volatility, expected dividend of 1.65% annually and an interest rate of 4.52%. The stock option value is charged against earnings over its vesting period.

        A summary of the status of the stock option plan and changes during the years is presented below:

As at December 31	2004		2003
	Options (000s)	Weighted-average exercise price (Cdn$)	Options (000s)	Weighted-average exercise price (Cdn$)
Outstanding, beginning of year	3,332	$18.21	4,413	$18.24
Granted	386	30.62	760	16.73
Exercised	(978)	19.37	(1,789)	17.64
Cancelled	(241)	19.07	(52)	18.50

Outstanding, end of year	2,499	$19.59	3,332	$18.21

        The following table summarizes information about the stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise prices (Cdn$)	Number (000s) outstanding at Dec. 31, 2004	Weighted-average remaining contractual life	Weighted-average exercise price (Cdn$)	Number (000s) exercisable at Dec. 31, 2004	Weighted-average exercise price (Cdn$)
$15.67 to $20.14	1,983	6.6	$16.85	750	$17.31
$26.25 to $32.00	516	7.5	30.10	206	29.30

$15.67 to $32.00	2,499	7.0	$19.59	956	$19.90

(b)   Preferred Shares

        On March 7, 1997, the Corporation issued 8,000,000 Units, at a price of Cdn$10.00 per Unit, with each unit consisting of one Cumulative Preferred Share Series 1 (the "Preferred Share Series 1") and one Cumulative Preferred Share Series 2 Purchase Warrant (the "Warrant"). Since September 1, 1998, the quarterly cash dividend on Preferred Share Series 1 has been Cdn$0.02 per share. The holders of the Units had the right to acquire on certain dates, for each Unit held, one Cumulative Preferred Share Series 2 (the "Preferred Share Series 2") of the Corporation by the combined effect of tendering for conversion one Preferred Share Series 1 and the exercise of one Warrant together with the cash payment of Cdn$15.00 per Warrant. A total of 7,910,165 warrants have been converted into Preferred Share Series 2. The remaining unexercised warrants cannot be exercised.

        Until March 1, 2004, holders of the Preferred Share Series 2 were entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrued from the date of issue and were payable quarterly in the amount of Cdn$0.3672 per share or Cdn$1.4688 per share per annum. From March 1, 2004, the Preferred Share Series 2 are entitled to floating adjustable cumulative preferential cash dividends as and when declared by the Board of Directors.

        Holders of Preferred Share Series 2 had the right to convert their shares into Cumulative Preferred Share Series 3 (the "Preferred Share Series 3") of the Corporation, subject to certain conditions, on March 1, 2004, and will continue to have the right every five years thereafter. On March 1, 2004, the Corporation had the right to redeem for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at Cdn$25.00 per share plus accrued and unpaid dividends. Subsequent to March 1, 2004, the Corporation has the right to redeem at any time for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at Cdn$25.50 per share plus accrued and unpaid dividends. Effective March 1, 2004, the Preferred Share Series 2 shares pay a monthly adjustable floating dividend based on a percentage of the Canadian prime rate. A total of 3,122,882 units have been converted into Preferred Share Series 3.

        Holders of Preferred Share Series 3 are entitled to fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, which accrue from March 1, 2004. The dividends are payable quarterly on the first day of March, June, September, and December in the amount of Cdn$0.2863 per share or Cdn$1.1452 per share per annum until March 1, 2009. The Preferred Share Series 3 are not redeemable prior to March 1, 2009. The Preferred Share Series 3 will be redeemable on March 1, 2009 and on March 1 every fifth year thereafter, in whole but not in part, at the Corporation's option, at Cdn$25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption. Holders of Preferred Share Series 3, upon giving notice, will have the right to convert on March 1, 2009, and on March 1 in every fifth year thereafter, their shares into an equal number of Preferred Share Series 2, subject to the automatic conversion provisions.

(c)   Earnings Per Common Share

        Basic earnings per common share have been calculated after deducting preferred share dividends of $7 million (2003 — $9 million) and have been based on the weighted average number of common shares outstanding during the year of 179,550,277 shares (2003 — 177,674,710 shares). Diluted earnings per share, calculated using the treasury stock method, have been based on the weighted average number of common shares outstanding during the year of 180,512,236 shares (2003 — 178,096,477 shares) after giving effect to the exercise of options.

(d)   Repurchase of Common Shares

        During 2003, the Corporation redeemed and cancelled a total of 600,000 common shares, having a book value of $5 million, realizing a loss of $1 million on the repurchase. There were no common shares redeemed in 2004.

(e)   Deferred Share Unit Plan for Non-employee Directors

        During 2002, the Corporation approved a deferred share unit plan for non-employee directors (DSUPD). Under the DSUPD, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in deferred share units (DSU) rather than in cash. A DSU is a notional unit, equivalent to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Corporation's common shares. Payment of DSUs is made in cash or common shares after the director leaves the Board. As of December 31, 2004, a total of 17,806 DSUs (2003 — 10,264 DSUs) were held by participating directors.

11.   INTEREST

        Interest includes the following:

Years ended December 31	2004	2003
Interest on long-term debt	$84	$81
Interest capitalized	(26)	(16)
Net interest income on interest rate swap contracts	(14)	(21)
Amortization of deferred gain on interest rate swap contracts	(7)	—
Other	11	5

Interest expensed on long-term debt	48	49
Interest income	(11)	(6)

Interest	$37	$43

12.   COLLAHUASI JOINT VENTURE

        Compañía Minera Doña Inés de Collahuasi S.C.M. (Collahuasi) is the corporation which owns the mining and water rights and other assets relating to the Collahuasi project, secures financing, conducts the operations, and markets the products of the property.

        The Consolidated Financial Statements of Falconbridge include the Corporation's 44% share of the financial position, operating results and cash flow of Collahuasi as follows:

As at December 31	2004	2003
Financial Position
ASSETS
Current assets	$383	$143
Property, plant and equipment	925	905
Other	30	18

Total assets	$1,338	$1,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$179	$87
Long-term debt
Senior debt	242	226
Intercompany debt	184	266
Other long-term liabilities	200	106
Shareholders' equity	533	381

Total liabilities and shareholders' equity	$1,338	$1,066

Years ended December 31	2004	2003
Earnings
Revenues	$566	$275
Earnings for the year	249	70
Cash Flow
Cash Flow provided by (used in):
Operating activities	$272	$95
Investing activities	(20)	(114)
Financing activities	(66)	9

Increase (decrease) in cash and cash equivalents	$186	$(10)

        Current assets include cash of $264 million (2003 — $78 million) which is only available for use within the project.

        During 2002, the Board of Directors of Compañía Minera Doña Inés de Collahuasi approved the construction of a new grinding circuit at the Ujina concentrator. This was part of the Ujina to Rosario transition project, which also involved transferring mine production from the Ujina to the Rosario orebody in the second quarter of 2004. The project increased Collahuasi's concentrator design capacity to 110,000 tonnes per day. The total capital cost of the transition and concentrator expansion project was at $584 million, with Falconbridge's 44% share of this cost totaling $257 million.

13.    SEGMENTED DATA

        Falconbridge operates in one industry — mining, processing and marketing of mineral products. These activities are conducted through six segments — the Integrated Nickel Operations (INO), Kidd Creek, Falcondo, Collahuasi, Lomas Bayas and Corporate. The INO includes the accounts of the Corporation and all of its wholly-owned subsidiaries engaged in the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from Sudbury and Raglan nickel-copper ores and its custom feed business. Kidd Creek includes the mining, milling, smelting and refining of its own copper-zinc ores and its custom feed business. Falcondo mines, mills, smelts and refines its own nickel laterite ores. Collahuasi is a copper mine, in which Falconbridge owns 44%. Lomas Bayas mines and refines its own copper ores. Corporate includes general and administrative expenditures, exploration, research and development expenditures, foreign exchange gains and losses, and other income and expenses.

        The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies in Note 1. Any sales and transfers between the segments are accounted for as if the sales or transfers were to third parties, that is, at current market prices. During the preparation of the financial statements the transfers between segments are eliminated.

        As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs.

(a)
Segmented information:

	Nickel		Copper
	INO	Falcondo	Kidd Creek	Collahuasi	Lomas Bayas	Corporate and other	Total
Year ended December 31, 2004
Ownership	(100)%	(85.26)%	(100)%	(44)%	(100)%	(100)%
Revenues(a)	$1,429	$406	$486	$566	$183	$—	$3,070
Operating income (loss)	442	181	(45)	361	95	(65)	969
Working capital	415	56	29	386	84	(37)	933
Depreciation and amortization	120	10	68	58	16	2	274
Property, plant & equipment	1,071	114	834	1,031	137	8	3,195
Capital expenditures & deferred project costs	297	19	160	81	16	—	573

Year ended December 31, 2003
Ownership	(100)%	(85.26)%	(100)%	(44)%	(100)%	(100)%
Revenues(a)	$1,046	$252	$396	$275	$114	$—	$2,083
Operating income (loss)	224	59	(68)	115	32	(61)	301
Working capital	348	25	28	80	30	138	649
Depreciation and amortization	124	10	48	50	15	2	249
Property, plant & equipment	958	104	743	1,018	134	13	2,970
Capital expenditures & deferred project costs	97	13	97	151	12	—	370
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada

(a)
Inter-segment sales are eliminated during the preparation of the Consolidated Financial Statements.

(b)
Identifiable assets by geographic location are as follows:

	Total assets	Total assets	Property, plant and equipment	Property, plant and equipment
As at December 31
	2004	2003	2004	2003
Canada	$2,418	$2,061	$1,778	$1,576
Chile	1,741	1,379	1,146	1,132
Barbados	203	124	2	2
Norway	158	159	145	148
Dominican Republic	301	216	114	104
Other	297	233	10	8

	$5,118	$4,172	$3,195	$2,970

(c)
Consolidated sales revenues:

(i)
By geographic location of customers:

Years ended December 31	2004		2003
	Amount	%	Amount	%
Europe	$1,189	39	$891	43
U.S.	838	27	554	27
Other	786	26	465	22

Total foreign*	2,813	92	1,910	92
Canada	257	8	173	8

	$3,070	100	$2,083	100

*Includes sales by Canadian operations to foreign customers	$1,246		$957

(ii)
By product category:

Years ended December 31	2004		2003
	Amount	%	Amount	%
Nickel	$1,000	33	$768	37
Ferronickel	406	13	252	12
Copper	1,166	38	691	33
Zinc	144	5	100	5
Cobalt	180	6	71	3
Palladium	31	1	35	2
Other	143	4	166	8

	$3,070	100	$2,083	100

14.    FINANCIAL INSTRUMENTS

        Falconbridge has an approved financial risk management policy addressing the philosophy, implementation and control of financial risk management and investment activities. Falconbridge manages its exposures by entering into contractual arrangements (derivatives) which reduce (hedge) the exposures by creating an offsetting position. The following is a summary of these hedge positions.

Balance Sheet Economic Hedges

        Falconbridge has monetary assets and liabilities denominated in currencies other than the U.S. dollar. The Corporation uses foreign currency forward contracts to offset the exposure from fluctuations in foreign exchange rates. The following is a summary of foreign currency forward contracts:

As at December 31	2004	2003
Canadian dollar net liability exposure
US$ forward contracts (millions)	429	385
Average price (US$)	1.2120	1.3236
Contract amount (in Cdn$ millions)	520	510
Fair value (in US$ millions)	3	9
With maturity dates up to:	March 2005

Expenditure Hedges

        Falconbridge incurs expenses, denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Following is a summary of these hedge positions:

As at December 31	2004	2003
Forward exchange contracts
Canadian dollar expenditures
US$ forward contracts (millions)	198	426
Average price (US$)	1.3835	1.4941
Contract amount (in Cdn$ millions)	274	636
Fair value (in US$ millions)	30	62
With maturity dates up to:	December 2005
Chilean peso expenditures
US$ forward contracts (millions)	9	47
Average price (US$)	708	726
Contract amount (in CHP millions)	6,538	34,238
Fair value (in US$ millions)	3	10
With maturity dates up to:	September 2005
Norwegian kroner expenditures
US$ forward contracts (millions)	—	33
Average price (US$)	—	7.9841
Contract amount (in NOK millions)	—	267
Fair value (in US$ millions)	—	6
Option contracts
Canadian dollar expenditures
Option amount (in Cdn$ millions)	50	30
Fair value (in US$ millions)	1	1
With maturity dates up to:	December 2005
Norwegian kroner expenditures
Option amount (in NOK millions)	135	210
Fair value (in US$ millions)	1	1
With maturity dates up to:	September 2005

Interest Rate Risk Management

        Falconbridge is exposed to interest rate risk as a result of its issuance of debt. Falconbridge reduces its borrowing costs and hedges its exposure to interest rate risk through the use of interest rate swaps and interest rate swap options. The differential to be paid or received, on interest rate swaps, for which Falconbridge received hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is reflected in the financial statements as other expenses/(income). Following is a summary of the hedge positions:

Interest rate swap contracts at December 31, 2004	Total[1]
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)[2]	136
Maturity (2012)	350
Maturity (2015)	150
Fair value[3]	66

1.
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

2.
Includes cross currency interest rate swaps (with a notional amount of $111 million) designated as a hedge of the Canadian dollar debenture. The total fair value of these instruments at December 31, 2004 was $46 million, of which $34 million related to the currency component of the swap and $12 million related to the interest component.

3.
Includes the total fair value of $34 million related to the cross currency interest rate swap discussed before.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Canada and Norway. The following tables summarize outstanding contracts for the year:

Canadian electricity contracts	2005	2006	2007
Rate Cdn$/MWh	50.82	52.78	52.65
Amount (MW)	125	92	21
Fair value (in Cdn$ millions)	5	3	1
Norwegian electricity contracts	2005	2006	2007	2008	2009	Thereafter
Rate NOK/MWh	183.5	191.4	198.5	205.8	211.1	215.1
Amount (MW)	55.9	55.9	50.9	45.9	45.9	20.2
Fair value (in NOK millions)	8	15	11	8	9	38

Discretionary Trading

        Falconbridge's risk management policy provides for the limited use of financial instruments for discretionary trading purposes. In the normal course of business, Falconbridge has traditionally maintained a limited amount of financial instruments for discretionary trading purposes. Falconbridge had no outstanding contracts used for discretionary trading at December 31, 2004 and December 31, 2003.

Fair Value of Primary Financial Instruments

        The fair value of Falconbridge's primary financial instruments, including cash and cash equivalents, accounts and metals settlements receivable, and accounts payable and accrued charges approximates their carrying value due to the short-term nature of these instruments. The fair value of the long-term debt is disclosed in Note 6.

Credit Risk

        Falconbridge does not consider the credit risk associated with its financial instruments to be significant. Foreign currency and interest rate swap contracts are maintained with high quality counter-parties and Falconbridge does not anticipate that any counter-parties will fail to meet their obligation. Falconbridge does not have significant exposure to any individual customer and these risks are further managed through a highly effective credit management program. Falconbridge's risk management policy only allows short-term investments in high-quality debt obligations.

15.    RELATED-PARTY TRANSACTIONS

        At December 31, 2004, Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.8% of the common shares of the Corporation. Falconbridge has entered into an agreement with a subsidiary of Noranda, whereby it acts as a sales agent for all products, other than sulphuric acid and indium, produced at Kidd Creek operations. Falconbridge has entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell the output of sulphuric acid. Accounts and metals settlements receivable, in the Consolidated Statements of Financial Position, includes $43 million (2003 — $30 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $nil (2003 — $13 million) from net purchases of material by Noranda. Accounts payable and accrued charges, in the Consolidated Statements of Financial Position, include $28 million (2003 — $35 million) for the purchase of materials from Noranda. Falconbridge has agreements with various Noranda Group of Companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related-party production and marketing transactions with Noranda Group of Companies:

Years ended December 31	2004	2003
Sale of materials and technology to Noranda(a)	$121	$98
Purchase of materials from and smelting and refining fees paid to Noranda(b)	140	159
Commissions and agency fees paid to Noranda(c)	1	1
Net fees received relating to sulphuric acid from Noranda(a)	7	2

Included in Falconbridge's Consolidated Statements of Earnings in (a) Revenues; (b) Costs of metal and other product sales; (c) Selling, general and administrative.

        In an effort to maximize synergies, certain operations of Noranda and Falconbridge are integrated including the combination of various corporate support services and merged management teams. Arrangements between Falconbridge and the Noranda Group of Companies are negotiated in the best interest of both parties, on an arms length basis at market terms.

16.    OTHER EXPENSES/(INCOME)

        Other expenses/(income) include the following:

Years ended December 31	2004	2003
Foreign exchange loss	$16	$17
Metals trading loss (gain)	2	(11)
Net interest income on interest rate swaps not designated as hedges	(6)	—
Other income	(7)	(8)

Other expenses/(income)	$5	$(2)

17.    COMMITMENTS AND CONTINGENCIES

  (a)
  The Corporation has received an exemption granted by the Ontario government, until December 31, 2009, from a requirement to refine in Canada ores mined from certain properties of the Corporation in Ontario. This exemption is limited to the quantity of nickel-copper matte capable of yielding not more than 100 million pounds of refined nickel per year.

  (b)
  Effective January 1, 2003, Falconbridge adopted AcG 14, "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which expands previously issued accounting guidance and requires additional disclosure by the guarantor in its interim and annual financial statements. In the normal course of business, Falconbridge enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, Falconbridge has not made any significant payments under such indemnifications and no amounts have been accrued in the financial statements with respect to these indemnification commitments.

  (c)
  In the normal course of business, Falconbridge may enter into contractual agreements with suppliers for project-related equipment where there may be a long lead delivery schedule.

  (d)
  From time to time, Falconbridge is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on Falconbridge's financial position or results.

18.    COMPARATIVE AMOUNTS

        Certain of the comparative figures have been restated to conform to the current year's presentation, including the restatement outlined in Note 2.

QuickLinks

EXHIBIT 2
  Summary of Mineral Reserves and Mineral Resources1
  TABLE OF CONTENTS
  Management's Discussion and Analysis
  Accounting Responsibilities, Procedures and Policies
  Auditors' Report
  Consolidated Statements of Earnings
  Consolidated Statements of Financial Position
  Consolidated Statements of Shareholders' Equity
  Consolidated Statements of Cash Flows
  Notes to Consolidated Financial Statements (TABULAR FIGURES IN MILLIONS OF US$, EXCEPT WHERE OTHERWISE NOTED)